Over 40 Years of Reliable Investing™

Davis New York Venture Fund, Inc.

Davis Global Fund

Davis International Fund

March 1, 2013

PROSPECTUS

Class A shares

Class B shares

Class C shares

Class Y shares

Tickers:

Davis Global Fund: Class A–DGFAX, Class B–DGFBX, Class C–DGFCX, Class Y–DGFYX

Davis International Fund: Class A–DILAX, Class B–DILBX, Class C–DILCX, Class Y–DILYX

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This Prospectus contains important information. Please read it carefully before investing and keep it for future reference.

No financial adviser, dealer, salesperson or any other person has been authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offer contained in this Prospectus and, if given or made, such other information or representations must not be relied on as having been authorized by the Funds, the Funds’ investment adviser or the Funds’ distributor.

This Prospectus does not constitute an offer by the Funds or by the Funds’ distributor to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful for the Funds to make such an offer.

TABLE OF

CONTENTS

4	Fund Summaries
4	Davis Global Fund and Davis International Fund
Investment Objective
Fees and Expenses of the Fund
Portfolio Turnover
Principal Investment Strategies
Principal Risks
Performance Results
Management
Portfolio Managers
Purchase and Sale of Fund Shares
Tax Information
Payments to Broker-Dealers and Other Financial Intermediaries

16	Investment Objectives, Principal Strategies and Principal Risks
The Davis Investment Discipline

20	Additional Information About Expenses, Fees, and Performance

21	Non-Principal Investment Strategies and Related Risks

23	Management and Organization
Portfolio Managers

25	Shareholder Information
Procedures and Shareholder Rights are Described by Current Prospectus and Other Disclosure Documents
How Your Shares are Valued
Portfolio Holdings
How the Funds Pay Earnings
Dividends and Distributions
Federal Income Taxes
Fees and Expenses of the Fund
Fees Paid to Dealers and Other Financial Intermediaries

33	Summary of How to Purchase and Sell Fund Shares

34	How to Choose a Share Class
Class A Shares
Class B Shares
Class C Shares
Deferred Sales Charge
Class Y Shares

41	How to Open an Account
Two Ways You Can Open an Account
Anti-Money Laundering Compliance
Retirement Plan Accounts

43	How to Buy, Sell and Exchange Shares
Right to Reject or Restrict any Purchase or Exchange Order
Four Ways to Buy, Sell and Exchange Shares
When Your Transactions Are Processed
Buying More Shares
Selling Shares
Short-Term Trading Fee
Exchanging Shares
Frequent Purchases and Redemptions of Fund Shares
Inactive Accounts
Telephone Transactions
Internet Transactions

52	Financial Highlights

B/C	Obtaining Additional Information

DAVIS

GLOBAL FUND

Investment objective

Davis Global Fund’s investment objective is long-term growth of capital.

Fees and Expenses of Davis Global Fund

These tables describe the fees and expenses that you may pay if you buy and hold shares of Davis Global Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Davis Funds. More information about these and other discounts is available from your financial professional and in the “How to Choose a Share Class, Class A Shares” section of the Fund’s statutory prospectus on page x and in the “Selecting the Appropriate Class of Shares” section of the Fund’s statement of additional information on page 20.

Shareholder Fees

(fees paid directly from your investment)

	Class A shares	Class B shares	Class C shares	Class Y shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a percentage of the lesser of the net asset value of the shares redeemed or the total cost of such shares. Only applies to Class A shares if you buy shares valued at $1 million or more without a sales charge and sell the shares within one year of purchase)	0.50%	4.00%	1.00%	None
Redemption Fee (as a percentage of total redemption proceeds on shares redeemed or exchanged within 30 days)	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A shares	Class B shares	Class C shares	Class Y shares
Management Fees	0.55%	0.55%	0.55%	0.55%
Distribution and/or service (12b-1) Fees	0.15%	1.00%	1.00%	0.00%
Other Expenses	0.35%	0.86%	0.44%	0.20%
Total Annual Fund Operating Expenses	1.05%	2.41%	1.99%	0.75%
Less Fee Waiver or Expense Reimbursement	0.00%	(0.11)%	0.00%	0.00%
Net Expenses	1.05%	2.30%	1.99%	0.75%

(1)

The Adviser is contractually committed to waive fees and/or reimburse the Fund’s expenses to the extent necessary to cap total annual fund operating expenses (Class A shares, 1.30%; Class B shares, 2.30%; Class C shares, 2.30%; Class Y shares, 1.05%) until March 1, 2014. After that date, there is no assurance that the Adviser will continue to cap expenses. The expense cap cannot be terminated prior to March 1, 2014, without the consent of the board of directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 4

This Example assumes that you invest $10,000 in Davis Global Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you sell your shares in:	1 Year	3 Years	5 Years	10 Years
Class A shares	$577	$793	$1,027	$1,697
Class B shares	$644	$1,051	$1,485	$2,247
Class C shares	$302	$624	$1,073	$2,317
Class Y shares	$77	$240	$417	$930

You would pay the following expenses if you did not redeem your shares:	1 Year	3 Years	5 Years	10 Years
Class A shares	$577	$793	$1,027	$1,697
Class B shares	$244	$751	$1,285	$2,247
Class C shares	$202	$624	$1,073	$2,317
Class Y shares	$77	$240	$417	$930

Portfolio Turnover

Davis Global Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 43% of the average value of its portfolio.

Principal Investment Strategies

Davis Selected Advisers, L.P. (“Davis Advisors” or the “Adviser”), the Fund’s investment adviser, uses the Davis Investment Discipline to invest Davis Global Fund’s portfolio principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by both United States and foreign companies, including countries with developed or emerging markets. The Fund may invest in large, medium, or small companies without regard to market capitalization. The Fund will invest significantly (at least 40%of total assets under normal market conditions and at least 30% of total assets if market conditions are not deemed favorable) in issuers: (i) organized or located outside of the U.S.; (ii) whose primary trading market is located outside the U.S.; or (iii) doing a substantial amount of business outside the U.S., which the Fund considers to be a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. Under normal market conditions the Fund will invest in issuers representing at least three different countries.

Davis Investment Discipline. Davis Advisors manages equity funds using the Davis Investment Discipline. Davis Advisors conducts extensive research to try to identify businesses that possess characteristics that Davis Advisors believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. Davis Advisors aims to invest in such businesses when they are trading at discounts to their intrinsic worth. Davis Advisors emphasizes individual stock selection and believes that the ability to evaluate management is critical. Davis Advisors routinely visits managers at their places of business in order to gain insight into the relative value of different businesses. Such research, however rigorous, involves predictions and forecasts that are inherently uncertain. After determining which companies Davis

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 5

Advisors believes the Fund should own, Davis Advisors then turns its analysis to determining the intrinsic value of those companies’ equity securities. Davis Advisors seeks equity securities which can be purchased at attractive valuations relative to their intrinsic value. Davis Advisors’ goal is to invest in companies for the long term (In fiscal year 2012 the portfolio turnover ratio indicted that the Fund held companies for an average of 2.3 years). Davis Advisors considers selling a company’s equity securities if the securities’ market price exceeds Davis Advisors’ estimates of intrinsic value, or if the ratio of the risks and rewards of continuing to own the company’s equity securities is no longer attractive.

Principal Risks of Investing in Davis Global Fund

You may lose money by investing in Davis Global Fund. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value. The principal risks of investing in the Fund are:

Stock Market risk. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines.

Manager risk. Poor security selection or focus on securities in a particular sector, category, or group of companies may cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.

Common Stock risk. Common stock represents an ownership position in a company. An adverse event may have a negative impact on a company and could result in a decline in the price of its common stock. Common stock is generally subordinate to an issuer’s other securities, including preferred, convertible, and debt securities.

Foreign Country risk. Foreign companies may be subject to greater risk as foreign economies may not be as strong or diversified, foreign political systems may not be as stable, and foreign financial reporting standards may not be as rigorous as they are in the United States.

Emerging Market risk. The Fund invests in emerging or developing markets. Securities of issuers in emerging and developing markets may offer special investment opportunities, but present risks not found in more mature markets.

Foreign Currency risk. Securities issued by foreign companies in foreign markets are frequently denominated in foreign currencies. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency.

Depositary Receipts risk. Depositary receipts, including American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depositary banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, depositary receipts continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer’s country. Depositary receipts may trade at a discount (or premium) to the underlying security and may be less liquid than the underlying securities listed on an exchange.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 6

Large-Capitalization Companies risk. Companies with $10 billion or more in market capitalization are considered by the Adviser to be large-capitalization companies. Large-capitalization companies generally experience slower rates of growth in earnings per share than do small- and mid-capitalization companies.

Small- and Mid-Capitalization Companies risk. Companies with less than $10 billion in market capitalization are considered by the Adviser to be mid- or small-capitalization companies. Small- and mid-capitalization companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies.

Headline risk. The Fund may invest in a company when the company becomes the center of controversy after receiving adverse media attention concerning its operations, long-term prospects, or management or for other reasons. While Davis Advisors researches companies subject to such contingencies, it cannot be correct every time, and the company’s stock may never recover or may become worthless.

Fees and Expenses risk. The Fund may not earn enough through income and capital appreciation to offset the operating expenses of the Fund. All mutual funds incur operating fees and expenses. Fees and expenses reduce the return which a shareholder may earn by investing in a fund, even when a fund has favorable performance. A low return environment, or a bear market, increases the risk that a shareholder may lose money.

Your investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Performance Results

The bar chart below provides some indication of the risks of investing in Davis Global Fund by showing how the Fund’s investment results have varied from year to year. The following table shows how the Fund’s average annual total returns for the periods indicated compare with those of the MSCI ACWI (All Country World Index), a broad-based securities market index. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated information on the Fund’s results can be obtained by visiting www.davisfunds.com or by calling 1-800-279-0279.

After-tax returns are shown only for Class A shares; after-tax returns for other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through a tax-deferred arrangement, such as a 401(k) plan or individual retirement accounts.

During the period from inception (December 22, 2004) through December 29, 2006, only the directors, officers and employees of Davis Global Fund or its investment adviser and sub-adviser (and the investment adviser itself and affiliated companies) were eligible to purchase Fund shares.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 7

Davis Global Fund

Annual Total Returns for Class A Shares

for the years ended December 31

(Results do not include sales charge)

Highest/Lowest quarterly results during this time period were:

Highest quarter	32.48% for the quarter ended June 30, 2009

Lowest quarter	(22.95%) for the quarter ended December 31, 2008

Davis Global Fund Average Annual Total Returns

for the periods ended December 31, 2012 (with maximum sales charge)

	Past 1 Year	Past 5 Years	Life of Class
Class A shares return before taxes	9.92%	(4.47)%	4.36%
Class A shares return after taxes on distributions	9.79%	(4.49)%	4.28%
Class A shares return after taxes on distributions and sale of fund shares	6.79%	(3.65)%	3.87%
Class B shares return before taxes	9.91%	(5.01)%	4.01%
Class C shares return before taxes	13.29%	(4.46)%	3.96%
Class Y shares return before taxes	15.74%	(3.29)%	(3.07)%

MSCI ACWI (All Country World Index) reflects no deduction for fees, expenses or taxes	16.13%	(1.16)%	4.56%

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 8

Management

Investment Adviser

Davis Selected Advisers, L.P., serves as Davis Global Fund’s investment adviser, and uses a system of multiple portfolio managers in managing the Fund’s assets. The portfolio managers listed below are primarily responsible for the day-to-day management of the Fund’s assets.

Sub-Adviser

Davis Selected Advisers-NY, Inc., a wholly owned subsidiary of the Adviser, serves as the Fund’s sub-adviser.

Portfolio Managers

As of the date of this prospectus, the four portfolio managers listed below manage a substantial majority of the Fund’s assets.

Portfolio Managers	Experience with this Fund	Primary Title with Investment Adviser or Sub-Adviser
Stephen Chen	Since December 2004	Vice President, Davis Selected Advisers-NY, Inc.
Christopher Davis	Since December 2004	Chairman, Davis Selected Advisers, L.P.
Danton Goei	Since December 2004	Vice President, Davis Selected Advisers-NY, Inc.
Tania Pouschine	Since December 2004	Vice President, Davis Selected Advisers-NY, Inc.

Purchase and Sale of Fund Shares

After April 30, 2013 Class B Shares will no longer be offered for new purchases. New Class B share account applications will be returned and any investments for existing Class B share accounts that are received after that date will be made in Class A shares of Davis Government Money Market Fund. Investors may continue to exchange Class B Shares of other Davis Funds for Class B Shares of Davis Global Fund and to exchange Davis Global Fund Class B Shares for Class B Shares of other Davis Funds.

	Class A, B and C shares	Class Y shares
Minimum Initial Investment	$1,000	$5,000,000
Minimum Additional Investment	$25	$25

You may sell (redeem) shares each day the New York Stock Exchange is open. Your transaction may be placed through your dealer or financial adviser, by writing to Davis Funds c/o State Street Bank and Trust Company, P.O. Box 8406, Boston, MA 02266-8406, telephoning 1-800-279-0279 or accessing Davis Funds’ website (www.davisfunds.com).

Tax Information

If the Fund earns income or realizes capital gains, it intends to make distributions that may be taxed as ordinary income or capital gains by federal, state and local authorities.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Davis Global Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 9

DAVIS

INTERNATIONAL FUND

Investment objective

Davis International Fund’s investment objective is long-term growth of capital.

Fees and Expenses of Davis International Fund

These tables describe the fees and expenses that you may pay if you buy and hold shares of Davis International Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $100,000 in Davis Funds. More information about these and other discounts is available from your financial professional and in the “How to Choose a Share Class, Class A Shares” section of the Fund’s statutory prospectus on page 31 and in the “Selecting the Appropriate Class of Shares” section of the Fund’s statement of additional information on page 50.

Shareholder Fees

(fees paid directly from your investment)

	Class A shares	Class B shares	Class C shares	Class Y shares
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	4.75%	None	None	None
Maximum deferred sales charge (load) imposed on redemptions (as a percentage of the lesser of the net asset value of the shares redeemed or the total cost of such shares. Only applies to Class A shares if you buy shares valued at $1 million or more without a sales charge and sell the shares within one year of purchase)	0.50%	4.00%	1.00%	None
Redemption Fee (as a percentage of total redemption proceeds on shares redeemed or exchanged within 30 days)	2.00%	2.00%	2.00%	2.00%

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

	Class A shares	Class B shares	Class C shares	Class Y shares
Management Fees	0.55%	0.55%	0.55%	0.55%
Distribution and/or service (12b-1) Fees	0.20%	1.00%	1.00%	0.00%
Other Expenses	0.62%	2.85%	2.33%	0.35%
Total Annual Fund Operating Expenses	1.37%	4.40%	3.88%	0.90%
Less Fee Waiver or Expense Reimbursement	(0.07)%	(2.10)%	(1.58)%	0.00%
Net Expenses	1.30%	2.30%	2.30%	0.90%

(1)

The Adviser is contractually committed to waive fees and/or reimburse the Fund’s expenses to the extent necessary to cap total annual fund operating expenses (Class A shares, 1.30%; Class B shares, 2.30%; Class C shares, 2.30%; Class Y shares, 1.05%) until March 1, 2014. After that date, there is no assurance that the Adviser will continue to cap expenses. The expense cap cannot be terminated prior to March 1, 2014, without the consent of the board of directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 10

This Example assumes that you invest $10,000 in Davis International Fund for the time periods indicated and then redeem all of your shares at the end of those periods. This Example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

If you sell your shares in:	1 Year	3 Years	5 Years	10 Years
Class A shares	$608	$888	$1,189	$2,043
Class B shares	$841	$1,632	$2,433	$3,598
Class C shares	$490	$1,184	$1,995	$4,104
Class Y shares	$92	$287	$498	$1,108

You would pay the following expenses if you did not redeem your shares:	1 Year	3 Years	5 Years	10 Years
Class A shares	$608	$888	$1,189	$2,043
Class B shares	$441	$1,332	$2,233	$3,598
Class C shares	$390	$1,184	$1,995	$4,104
Class Y shares	$92	$287	$498	$1,108

Portfolio Turnover

Davis International Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 8% of the average value of its portfolio.

Principal Investment Strategies

Davis Selected Advisers, L.P. (“Davis Advisors” or the “Adviser”), the Fund’s investment adviser, uses the Davis Investment Discipline to invest Davis International Fund’s portfolio principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by foreign companies, including countries with developed or emerging markets. The Fund may invest in large, medium, or small companies without regard to market capitalization. The Fund will invest significantly (at least 40%of total assets under normal market conditions and at least 30% of total assets if market conditions are not deemed favorable) in issuers: (i) organized or located outside of the U.S.; (ii) whose primary trading market is located outside the U.S.; or (iii) doing a substantial amount of business outside the U.S., which the Fund considers to be a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. Under normal market conditions the Fund will invest in issuers representing at least three different countries.

Davis Investment Discipline. Davis Advisors manages equity funds using the Davis Investment Discipline. Davis Advisors conducts extensive research to try to identify businesses that possess characteristics that Davis Advisors believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. Davis Advisors aims to invest in such businesses when they are trading at discounts to their intrinsic worth. Davis Advisors emphasizes individual stock selection and believes that the ability to evaluate management is critical. Davis Advisors routinely visits managers at their places of business in order to gain insight into the relative value of different businesses. Such research, however rigorous, involves predictions and forecasts that are inherently uncertain. After determining which companies Davis

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 11

Advisors believes the Fund should own, Davis Advisors then turns its analysis to determining the intrinsic value of those companies’ equity securities. Davis Advisors seeks equity securities which can be purchased at attractive valuations relative to their intrinsic value. Davis Advisors’ goal is to invest in companies for the long term (In fiscal year 2012 the portfolio turnover ratio indicted that the Fund held companies for an average of 12.5 years). Davis Advisors considers selling a company’s equity securities if the securities’ market price exceeds Davis Advisors’ estimates of intrinsic value, or if the ratio of the risks and rewards of continuing to own the company’s equity securities is no longer attractive.

Principal Risks of Investing in Davis International Fund

You may lose money by investing in Davis International Fund. Investors in the Fund should have a long-term perspective and be able to tolerate potentially sharp declines in value. The principal risks of investing in the Fund are:

Stock Market risk. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines.

Manager risk. Poor security selection or focus on securities in a particular sector, category, or group of companies may cause the Fund to underperform relevant benchmarks or other funds with a similar investment objective.

Common Stock risk. Common stock represents an ownership position in a company. An adverse event may have a negative impact on a company and could result in a decline in the price of its common stock. Common stock is generally subordinate to an issuer’s other securities, including preferred, convertible, and debt securities.

Foreign Country risk. Foreign companies may be subject to greater risk as foreign economies may not be as strong or diversified, foreign political systems may not be as stable, and foreign financial reporting standards may not be as rigorous as they are in the United States.

Emerging Market risk. The Fund invests in emerging or developing markets. Securities of issuers in emerging and developing markets may offer special investment opportunities, but present risks not found in more mature markets.

Foreign Currency risk. Securities issued by foreign companies in foreign markets are frequently denominated in foreign currencies. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency.

Depositary Receipts risk. Depositary receipts, including American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depositary banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, depositary receipts continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer’s country. Depositary receipts may trade at a discount (or premium) to the underlying security and may be less liquid than the underlying securities listed on an exchange.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 12

Large-Capitalization Companies risk. Companies with $10 billion or more in market capitalization are considered by the Adviser to be large-capitalization companies. Large-capitalization companies generally experience slower rates of growth in earnings per share than do small- and mid-capitalization companies.

Small- and Mid-Capitalization Companies risk. Companies with less than $10 billion in market capitalization are considered by the Adviser to be mid- or small-capitalization companies. Small- and mid-capitalization companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies.

Headline risk. The Fund may invest in a company when the company becomes the center of controversy after receiving adverse media attention concerning its operations, long-term prospects, or management or for other reasons. While Davis Advisors researches companies subject to such contingencies, it cannot be correct every time, and the company’s stock may never recover or may become worthless.

Fees and Expenses risk. The Fund may not earn enough through income and capital appreciation to offset the operating expenses of the Fund. All mutual funds incur operating fees and expenses. Fees and expenses reduce the return which a shareholder may earn by investing in a fund, even when a fund has favorable performance. A low return environment, or a bear market, increases the risk that a shareholder may lose money.

Your investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, entity or person.

Performance Results

The bar chart below provides some indication of the risks of investing in Davis International Fund by showing how the Fund’s investment results have varied from year to year. The following table shows how the Fund’s average annual total returns for the periods indicated compare with those of the MSCI ACWI (All Country World Index) ex USA, a broad-based securities market index. The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future. Updated information on the Fund’s results can be obtained by visiting www.davisfunds.com or by calling 1-800-279-0279.

After-tax returns are shown only for Class A shares; after-tax returns for other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their Fund shares through a tax-deferred arrangement, such as a 401(k) plan or individual retirement accounts.

During the period from inception (December 29, 2006) through December 30, 2009, only the directors, officers and employees of Davis International Fund or its investment adviser and sub-adviser (and the investment adviser itself and affiliated companies) were eligible to purchase Fund shares.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 13

Davis International Fund

Annual Total Returns for Class A Shares

for the years ended December 31

Highest/Lowest quarterly results during this time period were:

Highest quarter	29.52% for the quarter ended June 30, 2009

Lowest quarter	(24.95%) for the quarter ended September 30, 2011

Davis International Fund Average Annual Total Returns

for the periods ended December 31, 2012 (with maximum sales charge)

	Past 1 Year	Past 5 Years	Life of Class
Class A shares return before taxes	11.75%	(6.20)%	(1.90)%
Class A shares return after taxes on distributions	11.66%	(6.23)%	(1.95)%
Class A shares return after taxes on distributions and sale of fund shares	8.03%	(5.05)%	(1.49)%
Class B shares return before taxes	12.28%	(6.96)%	(2.41)%
Class C shares return before taxes	15.30%	(6.61)%	(2.43)%
Class Y shares return before taxes	17.85%	N/A	2.04%

MSCI ACWI (All Country World Index) Index ex USA reflects no deduction for fees, expenses or taxes	16.83%	(2.89)%	0.12%

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 14

Management

Investment Adviser

Davis Selected Advisers, L.P., serves as Davis International Fund’s investment adviser, and uses a system of multiple portfolio managers in managing the Fund’s assets. The portfolio managers listed below are primarily responsible for the day-to-day management of the Fund’s assets.

Sub-Adviser

Davis Selected Advisers-NY, Inc., a wholly owned subsidiary of the Adviser, serves as the Fund’s sub-adviser.

Portfolio Managers

As of the date of this prospectus, the four portfolio managers listed below manage a substantial majority of the Fund’s assets.

Portfolio Managers	Experience with this Fund	Primary Title with Investment Adviser or Sub-Adviser
Stephen Chen	Since December 2006	Vice President, Davis Selected Advisers-NY, Inc.
Christopher Davis	Since December 2006	Chairman, Davis Selected Advisers, L.P.
Danton Goei	Since December 2006	Vice President, Davis Selected Advisers-NY, Inc.
Tania Pouschine	Since December 2006	Vice President, Davis Selected Advisers-NY, Inc.

Purchase and Sale of Fund Shares

After April 30, 2013 Class B Shares will no longer be offered for new purchases. New Class B share account applications will be returned and any investments for existing Class B share accounts that are received after that date will be made in Class A shares of Davis Government Money Market Fund. Investors may continue to exchange Class B Shares of other Davis Funds for Class B Shares of Davis International Fund and to exchange Davis International Fund Class B Shares for Class B Shares of other Davis Funds.

	Class A, B and C shares	Class Y shares
Minimum Initial Investment	$1,000	$5,000,000
Minimum Additional Investment	$25	$25

You may sell (redeem) shares each day the New York Stock Exchange is open. Your transaction may be placed through your dealer or financial adviser, by writing to Davis Funds c/o State Street Bank and Trust Company, P.O. Box 8406, Boston, MA 02266-8406, telephoning 1-800-279-0279 or accessing Davis Funds’ website (www.davisfunds.com).

Tax Information

If the Fund earns income or realizes capital gains, it intends to make distributions that may be taxed as ordinary income or capital gains by federal, state and local authorities.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Davis International Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 15

INVESTMENT OBJECTIVES,

PRINCIPAL STRATEGIES, AND PRINCIPAL RISKS

Investment Objectives

The investment objective of both Davis Global Fund and Davis International Fund (collectively, the “Funds”) is long-term growth of capital. The Funds’ investment objectives are not fundamental policies and may be changed by the Board of Directors without a vote of shareholders. The Funds’ prospectus would be amended prior to any change in investment objective and shareholders would be provided at least 30 days notice before the change in investment objective was implemented.

Principal Investment Strategies

The principal investment strategies and risks for the Funds’ are described below. A number of investment strategies and risks which are not principal investment strategies or principal risks (and therefore are not included in this Prospectus) for the Funds are described in the Funds’ Statement of Additional Information. The Statement of Additional Information also describes Davis Advisors’ process for determining when the Fund may pursue a non-principal investment strategy.

Davis Advisors uses the Davis Investment Discipline to invest Davis Global Fund’s portfolio principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by both United States and foreign companies, including countries with developed or emerging markets.

Davis Advisors uses the Davis Investment Discipline to invest Davis International Fund’s portfolio principally in common stocks (including indirect holdings of common stock through depositary receipts) issued by foreign companies, including countries with developed or emerging markets.

The Funds may invest in large, medium, or small companies without regard to market capitalization. The Funds will invest significantly (at least 40%of total assets under normal market conditions and at least 30% of total assets if market conditions are not deemed favorable) in issuers: (i) organized or located outside of the U.S.; (ii) whose primary trading market is located outside the U.S.; or (iii) doing a substantial amount of business outside the U.S., which the Funds consider to be a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. Under normal market conditions the Funds will invest in at least three different countries.

The Davis Investment Discipline

Davis Advisors manages equity funds using the Davis Investment Discipline. Davis Advisors conducts extensive research to try to identify businesses that possess characteristics that Davis Advisors believes foster the creation of long-term value, such as proven management, a durable franchise and business model, and sustainable competitive advantages. Davis Advisors aims to invest in such businesses when they are trading at discounts to their intrinsic worth. Davis Advisors emphasizes individual stock selection and believes that the ability to evaluate management is critical. Davis Advisors routinely visits managers at their places of business in order to gain insight into the relative value of different businesses. Such research, however rigorous, involves predictions and forecasts that are inherently uncertain. After determining which companies Davis Advisors believes the Fund should own, Davis Advisors then turns its analysis to determining the intrinsic value of those companies’ equity securities. Davis Advisors seeks equity securities which can be purchased at attractive valuations relative to their intrinsic value. Davis Advisors’ goal is to invest in companies for the long term (In fiscal year 2012 the portfolio turnover ratios indicted that Davis Global Fund and Davis International Fund held companies for an average of 2.3 and 12.5 years, respectively). Davis Advisors considers selling a company’s equity securities if the securities’ market price exceeds Davis Advisors’ estimates of intrinsic value, or if the ratio of the risks and rewards of continuing to own the company’s equity securities is no longer attractive.

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Principal Risks of Investing in the Funds

If you buy shares of Davis Global Fund or Davis International Fund, you may lose some or all of the money that you invest. The investment return and principal value of an investment in either Fund will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. The likelihood of loss may be greater if you invest for a shorter period of time. This section describes the principal risks (but not the only risks) that could cause the value of your investment in the Funds to decline, and which could prevent the Funds from achieving their stated investment objectives.

	Davis Global Fund	Davis International Fund
Stock Market Risk	P	P
Manager Risk	P	P
Common Stock Risk	P	P
Foreign Country Risk	P	P
Emerging Market Risk	P	P
Foreign Currency Risk	P	P
Depositary Receipts Risk	P	P
Large-Capitalization Companies Risk
Small- and Mid-Capitalization Companies Risk	P	P
Headline Risk	P	P
Fees and Expenses Risk	P	P

Stock Market risk. Stock markets tend to move in cycles, with periods of rising prices and periods of falling prices, including the possibility of sharp declines. In 2008 and 2009 the equity and debt capital markets in the United States and internationally experienced unprecedented volatility. This financial crisis has caused a significant decline in the value and liquidity of many securities. It is impossible to predict whether these conditions will continue, improve, or worsen. Because the situation is unprecedented and widespread, it may be unusually difficult to identify both risks and opportunities using past models of the interplay of market forces, or to predict the duration of these events.

Manager risk. Poor security selection or focus on securities in a particular sector, category, or group of companies may cause the Funds to underperform relevant benchmarks or other funds with a similar investment objective.

Common Stock risk. Common stock represents ownership positions in companies. The prices of common stock fluctuate based on changes in the financial condition of their issuers and on market and economic conditions. Events that have a negative impact on a business probably will be reflected in a decline in the price of its common stock. Furthermore, when the total value of the stock market declines, most common stocks, even those issued by strong companies, likely will decline in value. Common stock is generally subordinate to an issuer’s other securities, including preferred, convertible and debt securities.

Foreign Country risk. Foreign companies may issue both equity and fixed income securities. A company may be classified as either “domestic” or “foreign” depending upon which factors the Adviser considers most important for a given company. Factors which the Adviser considers in classifying a company as domestic or foreign include: (1) whether the company is organized under the laws of the United States or a foreign country; (2) whether the company’s securities principally trade in securities markets outside of the United States; (3) the source of the majority of the company’s revenues or profits; and (4) the location of the majority of the company’s assets. The Adviser generally follows the country classification

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indicated by a third party service provider but may use a different country classification if the Adviser’s analysis of the four factors provided above or other factors that the Adviser deems relevant indicates that a different country classification is more appropriate.

The Funds invest a significant portion of their assets in companies operating, incorporated, or principally traded in foreign countries. Investing in foreign countries involves risks that may cause the Funds’ performance to be more volatile than it would be if the Funds invested solely in the United States. Foreign economies may not be as strong or as diversified, foreign political systems may not be as stable, and foreign financial reporting standards may not be as rigorous as they are in the United States. In addition, foreign capital markets may not be as well developed, so securities may be less liquid, transaction costs may be higher, and investments may be subject to more government regulation. When the Funds invest in foreign securities, the Fund’s operating expenses are likely to be higher than those of an investment company investing exclusively in U.S. securities, since the custodial and certain other expenses associated with foreign investments are expected to be higher.

Emerging Market risk. The Fund invests in emerging or developing markets. Securities of issuers in emerging and developing markets may offer special investment opportunities, but present risks not found in more mature markets. Those securities may be more difficult to sell at an acceptable price and their prices may be more volatile than securities of issuers in more developed markets. Settlements of trades may be subject to greater delays so that the Fund might not receive the proceeds of a sale of a security on a timely basis. In unusual situations it may not be possible to repatriate sales proceeds in a timely fashion. These investments may be very speculative.

Emerging markets might have less developed trading markets and exchanges. These countries may have less- developed legal and accounting systems and investments may be subject to greater risks of government restrictions on withdrawing the sale proceeds of securities from the country. Companies operating in emerging markets may not be subject to U.S. prohibitions against doing business with countries which are state sponsors of terrorism. Economies of developing countries may be more dependent on relatively few industries that may be highly vulnerable to local and global changes. Governments may be more unstable and present greater risks of nationalization, expropriation, or restrictions on foreign ownership of stocks of local companies.

Foreign Currency risk. Securities issued by foreign companies in foreign markets are frequently denominated in foreign currencies. The change in value of a foreign currency against the U.S. dollar will result in a change in the U.S. dollar value of securities denominated in that foreign currency. The Fund may, but generally does not, hedge its currency risk. When the value of a foreign currency declines against the U.S. dollar, the value of the Fund’s shares will tend to decline.

Depositary Receipts risk. Depositary receipts, including American Depositary Receipts, European Depositary Receipts, and Global Depositary Receipts, are certificates evidencing ownership of shares of a foreign issuer. These certificates are issued by depositary banks and generally trade on an established market in the United States or elsewhere. The underlying shares are held in trust by a custodian bank or similar financial institution in the issuer’s home country. The depositary bank may not have physical custody of the underlying securities at all times and may charge fees for various services, including forwarding dividends and interest and corporate actions. Depositary receipts are alternatives to directly purchasing the underlying foreign securities in their national markets and currencies. However, depositary receipts continue to be subject to many of the risks associated with investing directly in foreign securities. These risks include foreign exchange risk as well as the political and economic risks of the underlying issuer’s country. Depositary receipts may trade at a discount (or premium) to the underlying security and may be less liquid than the underlying securities listed on an exchange.

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To the extent that the management fees paid to an investment company are for the same or similar services as the management fees paid by the Fund, there would be a layering of fees that would increase expenses and decrease returns. When the Fund invests in foreign securities, its operating expenses are likely to be higher than those of an investment company investing exclusively in U.S. securities, since the custodial and certain other expenses associated with foreign investments are expected to be higher.

Large-Capitalization Companies risk. Companies $10 billion or more in market capitalization are considered by the Adviser to be large-capitalization companies. Large-capitalization companies generally experience slower rates of growth in earnings per share than do small- and mid-capitalization companies.

Small- and Mid-Capitalization Companies risk. Companies with less than $10 billion in market capitalization are considered by the Adviser to be mid- or small-capitalization companies. Investing in mid- and small-capitalization companies may be more risky than investing in large-capitalization companies. Smaller companies typically have more limited product lines, markets and financial resources than larger companies, and their securities may trade less frequently and in more limited volume than those of larger, more mature companies. Securities of these companies may be subject to volatility in their prices. They may have a limited trading market, which may adversely affect the Fund’s ability to dispose of them and can reduce the price the Fund might be able to obtain for them. Other investors that own a security issued by a mid- or small-capitalization company for whom there is limited liquidity might trade the security when the Fund is attempting to dispose of its holdings in that security. In that case, the Fund might receive a lower price for its holdings than otherwise might be obtained. Small-capitalization companies also may be unseasoned. These include companies that have been in operation for less than three years, including the operations of any predecessors.

Headline risk. Davis Advisors seeks to acquire companies with durable business models that can be purchased at attractive valuations relative to what Davis Advisors believes to be the companies’ intrinsic values. Davis Advisors may make such investments when a company becomes the center of controversy after receiving adverse media attention. The company may be involved in litigation, the company’s financial reports or corporate governance may be challenged, the company’s public filings may disclose a weakness in internal controls, greater government regulation may be contemplated, or other adverse events may threaten the company’s future. While Davis Advisors researches companies subject to such contingencies, Davis Advisors cannot be correct every time, and the company’s stock may never recover or may become worthless.

Fees and Expenses risk. The Funds may not earn enough through income and capital appreciation to offset the operating expenses of the Funds. All mutual funds incur operating fees and expenses. Fees and expenses reduce the return which a shareholder may earn by investing in a fund even when a fund has favorable performance. A low return environment, or a bear market, increases the risk that a shareholder may lose money.

The Funds’ shares are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency, and involve investment risks, including possible loss of the principal amount invested.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 19

ADDITIONAL

INFORMATION ABOUT EXPENSES, FEES, AND PERFORMANCE

Information Concerning the Annual Total Returns for The Life of Class

Davis Global Fund’s average annual total returns for Life of Class are for the periods from the commencement of each class’s investment operations. Class A shares, Class B shares, and Class C shares each commenced operations on 12/22/04. Class Y shares commenced operations on 7/25/07. Index average annual total return for life is from 12/22/04.

Davis International Fund’s average annual total returns for life are for the periods from the commencement of each class’s investment operations. Class A shares, Class B shares, and Class C shares each commenced operations on 12/29/06. Class Y shares commenced operations on 12/31/09. Index average annual total return for life is from 12/29/06.

Information Concerning the Annual Total Returns for Class A Shares

Results do not include a sales charge. If a sales charge were included, results would be lower.

Information Concerning the Example Within the Fees and Expenses of the Funds

Class B shares’ expenses for the 10 year period include three years of Class A shares’ expenses since Class B shares automatically convert to Class A shares after seven years.

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NON-PRINCIPAL

INVESTMENT STRATEGIES AND RELATED RISKS

Davis Funds may implement investment strategies which are not principal investment strategies if, in the Adviser’s professional judgment, the strategies are appropriate. A strategy includes any policy, practice, or technique used by the Fund to achieve its investment objectives. Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns. In determining what is a principal investment strategy, the Adviser considers, among other things, the amount of the Fund’s assets expected to be committed to the strategy, the amount of the Fund’s assets expected to be placed at risk by the strategy, and the likelihood of the Fund’s losing some or all of those assets from implementing the strategy. Non-principal investment strategies are generally those investments which constitute less than 5% to 10% of a Fund’s assets depending upon their potential impact upon the investment performance of the Fund. There are exceptions to the 5% to 10% of assets test, including, but not limited to, the percentage of a Fund’s assets invested in a single industry or in a single country.

While the Adviser expects to pursue the Funds’ investment objectives by implementing the principal investment strategies described in the Funds’ prospectus, the Funds may employ non-principal investment strategies or securities if, in Davis Advisors’ professional judgment, the securities, trading, or investment strategies are appropriate. Factors that Davis Advisors considers in pursuing these other strategies include whether the strategy: (i) is likely to be consistent with shareholders’ reasonable expectations; (ii) is likely to assist the Adviser in pursuing the Funds’ investment objective; (iii) is consistent with the Funds’ investment objective; (iv) will not cause a Fund to violate any of its fundamental or non-fundamental investment restrictions, and (v) will not materially change the Funds’ risk profile from the risk profile that results from following the principal investment strategies as described in the Funds’ prospectus and further explained in the Statement of Additional Information, as amended from time to time.

Short-Term Investments. The Funds use short-term investments, such as treasury bills and repurchase agreements, to maintain flexibility while evaluating long-term opportunities.

Temporary Defensive Investments. The Funds may, but are not required to, use short-term investments for temporary defensive purposes. In the event that Davis Advisors’ Portfolio Managers anticipate a decline in the market values of the companies in which the Funds invest (due to economic, political or other factors), the Funds may reduce their risk by investing in short-term securities until market conditions improve. While the Funds are invested in short-term investments they will not be pursuing the long-term growth of capital. Unlike equity securities, these investments will not appreciate in value when the market advances and will not contribute to long-term growth of capital.

Repurchase Agreements. The Funds may enter into repurchase agreements. A repurchase agreement is an agreement to purchase a security and to sell that security back to the original owner at an agreed-on price. The resale price reflects the purchase price plus an agreed-on incremental amount which is unrelated to the coupon rate or maturity of the purchased security. The repurchase obligation of the seller is, in effect, secured by the underlying securities. In the event of a bankruptcy or other default of a seller of a repurchase agreement, the Funds could experience both delays in liquidating the underlying securities and losses, including: (a) possible decline in the value of the collateral during the period while the Funds seek to enforce its rights thereto; (b) possible loss of all or a part of the income during this period; and (c) expenses of enforcing its rights.

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The Funds will enter into repurchase agreements only when the seller agrees that the value of the underlying securities, including accrued interest (if any), will at all times be equal to or exceed the value of the repurchase agreement. The Funds may enter into tri-party repurchase agreements in which a third-party custodian bank ensures the timely and accurate exchange of cash and collateral. The majority of these transactions run from day to day, and delivery pursuant to the resale typically occurs within one to seven days of the purchase. The Funds normally will not enter into repurchase agreements maturing in more than seven days.

For more details concerning current investments and market outlook, please see the Fund’s most recent shareholder report.

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MANAGEMENT

AND ORGANIZATION

Davis Selected Advisers, L.P. (“Davis Advisors”) serves as the investment adviser for each of the Davis Funds. Davis Advisors’ offices are located at 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisors provides investment advice for the Davis Funds, manages their business affairs, and provides day-to-day administrative services. Davis Advisors also serves as investment adviser for other mutual funds and institutional and individual clients. For the fiscal year ended October 31, 2012, Davis Advisors’ net management fee paid by the Funds for its services (based on average net assets) was 0.55% for Davis Global Fund and 0.55% for Davis International Fund. A discussion regarding the basis for the approval of the Funds’ investment advisory and service agreement by the Funds’ Board of Directors is contained in the Funds’ most recent semi-annual report to shareholders.

Davis Selected Advisers-NY, Inc., serves as the sub-adviser for each of the Davis Funds. Davis Selected Advisers-NY, Inc.‘s offices are located at 620 Fifth Avenue 3rd Floor, New York, New York 10020. Davis Selected Advisers-NY, Inc., provides investment management and research services for the Davis Funds and other institutional clients, and is a wholly owned subsidiary of Davis Advisors. Davis Selected Advisers-NY, Inc.‘s fee is paid by Davis Advisors, not the Davis Funds.

Execution of Portfolio Transactions. Davis Advisors places orders with broker-dealers for Davis Funds’ portfolio transactions. Davis Advisors seeks to place portfolio transactions with brokers or dealers who will execute transactions as efficiently as possible and at the most favorable net price. In placing executions and paying brokerage commissions or dealer markups, Davis Advisors considers price, commission, timing, competent block trading coverage, capital strength and stability, research resources, and other factors. Subject to best price and execution, Davis Advisors may place orders for Davis Funds’ portfolio transactions with broker-dealers who have sold shares of Davis Funds. However, when Davis Advisors places orders for Davis Funds’ portfolio transactions, it does not give any consideration to whether a broker-dealer has sold shares of Davis Funds. In placing orders for Davis Funds’ portfolio transactions, the Adviser does not commit to any specific amount of business with any particular broker-dealer.

Over the last three years Davis Global Fund and Davis International Fund paid the following brokerage commissions:

	For the Year ended October 31,

	2012	2011	2010
Davis Global Fund
Brokerage commissions paid:	$91,222	$81,143	$38,698
Brokerage as a percentage of average net assets:	0.07%	0.08%	0.05%
Davis International Fund
Brokerage commissions paid:	$7,630	$21,199	$44,647
Brokerage as a percentage of average net assets:	0.02%	0.04%	0.28%

Portfolio Managers

Davis Global Fund and Davis International Fund are Team Managed. Davis Advisors uses a system of multiple Portfolio Managers to manage both Davis Global Fund and Davis International Fund. Under this approach, the portfolio of each Fund is divided into segments managed by individual Portfolio Managers. Christopher Davis is the Portfolio Manager responsible for overseeing and allocating segments of the Funds’ assets to the other Portfolio Managers. Stephen Chen, Danton Goei, and Tania Pouschine manage the substantial majority of the Funds’ assets and are primarily responsible for the day-to-day management of the Funds’ assets. In addition, a limited portion of the Funds’ assets may be

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 23

managed by Davis Advisors’ research analysts, subject to review by Christopher Davis and the Portfolio Review Committee. Portfolio Managers decide how their respective segments will be invested. All investment decisions are made within the parameters established by the Fund’s investment objectives, strategies, and restrictions.

•

Stephen Chen has served as a Portfolio Manager of both Davis Global Fund and Davis International Fund since their inceptions in December 2004 and December 2006, respectively. Mr. Chen also serves as a Portfolio Manager or research analyst for other equity funds advised by Davis Advisors. Mr. Chen joined Davis Advisors in December 2002.

•

Christopher Davis has served as a Portfolio Manager of both Davis Global Fund and Davis International Fund since their inceptions in December 2004, and December 2006, respectively. Mr. Davis also serves as a Portfolio Manager for other equity funds advised by Davis Advisors. Mr. Davis joined Davis Advisors in September 1989. Mr. Davis oversees the other Portfolio Managers of Davis Global Fund and Davis International Fund and allocates segments of the Funds to each of them to invest.

•

Danton Goei has served as a Portfolio Manager of both Davis Global Fund and Davis International Fund since their inceptions in December 2004 and December 2006, respectively. Mr. Goei also serves as a Portfolio Manager or research analyst for other equity funds advised by Davis Advisors. Mr. Goei joined Davis Advisors in November 1998.

•

Tania Pouschine has served as a Portfolio Manager of both Davis Global Fund and Davis International Fund since their inceptions in December 2004 and December 2006, respectively. Ms. Pouschine also serves as a Portfolio Manager or research analyst for other equity funds advised by Davis Advisors. Ms. Pouschine joined Davis Advisors in July 2003.

The Statement of Additional Information provides additional information about the Portfolio Managers’ compensation, other accounts managed by the Portfolio Managers and the Portfolio Managers’ investments in the Funds.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 24

SHAREHOLDER

INFORMATION

Procedures and Shareholder Rights are Described by Current Prospectus and Other Disclosure Documents

Investors should look to the most recent prospectus and statement of additional information for Davis Funds, as amended or supplemented from time to time, for information concerning the Funds —including information on how to purchase and redeem Fund shares and how to contact the Funds. The most recent prospectus and statement of information (including any supplements or amendments thereto) will be on file with the Securities and Exchange Commission as part of the Funds’ registration statement. Please also see the back cover of this prospectus for information on other ways to obtain information about the Funds.

How Your Shares are Valued

Once you open your Davis Fund account, you may purchase or sell shares at the net asset value (“NAV”) next determined after Davis Funds’ transfer agent or other “qualified financial intermediary” (a financial institution which has entered into a contract with Davis Advisors or its affiliates to offer, sell, and redeem shares of the Funds) receives your request to purchase or sell shares in “good order.” A request is in good order when all documents, which are required to constitute a legal purchase or sale of shares, have been received. The documents required to achieve good order vary depending upon a number of factors (e.g., are shares held in a joint account or a corporate account, has the account had any recent address change etc.). Contact your broker or Davis Funds if you have questions about what documents will be required.

If your purchase or sale order is received in good order prior to the close of trading on the New York Stock Exchange (“NYSE”), your transaction will be executed that day at that day’s NAV. If your purchase or sale order is received in good order after the close of the NYSE, your transaction will be processed the next day at the next day’s NAV. Davis Funds calculate the NAV of each class of shares issued by the Funds as of the close of trading on the NYSE, normally 4:00 p.m., Eastern time, on each day when the NYSE is open. NYSE holidays currently include New Year’s Day, Martin Luther King Jr. Day, President’s Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The NAV of each class of shares is determined by taking the market value of the class of shares’ total assets, subtracting the class of shares’ liabilities, and then dividing the result (net assets) by the number of outstanding shares of the class of shares. Since the equity funds invest in securities that may trade in foreign markets on days other than when Davis Funds calculate their NAVs, the value of the Funds’ portfolio may change on days that shareholders will not be able to purchase or redeem shares in the Funds.

If you have access to the Internet, you can also check the net asset value on the Funds’ website (www.davisfunds.com).

Valuation of Portfolio Securities

Davis Funds value securities for which market quotations are readily available at current market value other than certain short-term securities which are valued at amortized cost. Securities listed on the NYSE (and other national exchanges) are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market (e.g. NASDAQ) and listed securities for which no sale was reported on that date are valued at the average of closing bid and asked prices. Securities traded on

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foreign exchanges are valued based upon the last sales price on the principal exchange on which the security is traded prior to the time when the Funds’ assets are valued. Securities (including restricted securities) for which market quotations are not readily available are valued at their fair value. Securities whose values have been materially affected by what Davis Advisors identifies as a significant event occurring before the Funds’ assets are valued but after the close of their respective exchanges will be fair valued. Fair value is determined in good faith using consistently applied procedures under the supervision of the Board of Directors. Fair valuation is based on subjective factors and, as a result, the fair value price of a security may differ from the security’s market price and may not be the price at which the security may be sold. Fair valuation could result in a different NAV than a NAV determined by using market quotations. The Board of Directors has delegated the determination of fair value of securities for which prices are either unavailable or unreliable to Davis Advisors. The Board of Directors reviews a summary of fair valued securities in quarterly board meetings.

In general, foreign securities are more likely to require a fair value determination than domestic securities because circumstances may arise between the close of the market on which the securities trade and the time as of which a Fund values its portfolio securities, which may affect the value of such securities. Securities denominated in foreign currencies and traded in foreign markets will have their values converted into U.S. dollar equivalents at the prevailing exchange rates as computed by State Street Bank and Trust Company. Fluctuation in the values of foreign currencies in relation to the U.S. dollar may affect the net asset value of a Fund’s shares even if there has not been any change in the foreign currency prices of that Fund’s investments.

Securities of smaller companies are also generally more likely to require a fair value determination because they may be thinly traded and less liquid than traditional securities of larger companies.

The Funds may occasionally be entitled to receive award proceeds from litigation relating to an investment security. The Funds generally do not recognize a gain on contingencies until it is realized or realizable, which for most litigation settlements is when a final settlement is reached as long as there are no further contingencies that remain once that final settlement has been awarded. The Funds’ practice is not to record a gain until it is certain, which generally occurs when payment is received.

To the extent that a Fund’s portfolio investments trade in markets on days when the Fund is not open for business, the Fund’s NAV may vary on those days. In addition, trading in certain portfolio investments may not occur on days the Fund is open for business because markets or exchanges other than the NYSE may be closed. If the exchange or market on which the Fund’s underlying investments are primarily traded closes early, the NAV may be calculated prior to its normal market calculation time. For example, the primary trading markets for a Fund may close early on the day before certain holidays and the day after Thanksgiving.

Fixed income securities may be valued at prices supplied by Davis Funds’ pricing agent based on broker or dealer supplied valuations or matrix pricing, a method of valuing securities by reference to the value of other securities with similar characteristics, such as rating, interest rate and maturity. Government, corporate, and asset-backed bonds and convertible securities, including high-yield or junk bonds, normally are valued on the basis of prices provided by independent pricing services. Prices provided by the pricing services may be determined without exclusive reliance on quoted prices, and may reflect appropriate factors such as institution-size trading in similar groups of securities, developments related to special securities, dividend rate, maturity and other market data. Prices for fixed income securities received from pricing services sometimes represent best estimates. In addition, if the prices provided by the pricing service and independent quoted prices are unreliable, Davis Funds will arrive at their own fair valuation using the Funds’ fair value procedures.

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Portfolio Holdings

A description of Davis Funds’ policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is available in the Statement of Additional Information.

Davis Funds’ portfolio holdings are published twice a year in the Annual and Semi-Annual Reports which are mailed approximately 60 days after the end of the Fund’s second and fourth fiscal quarters. In addition, each Fund publishes its portfolio holdings on the Davis Funds’ website (www.davisfunds.com) and the SEC website (www.sec.gov) approximately 60 days after the end of each fiscal quarter. Other information concerning the Funds’ portfolio holdings may also be published on the Davis Funds’ website from time to time.

How Davis Funds Pay Earnings

There are two ways you can receive payments from the Davis Fund you invest in:

•	Dividends. Dividends are distributions to shareholders of net investment income and short-term capital gains on investments.

•	Capital Gains. Capital gains are profits received by a fund from the sale of securities held for the long term, which are then distributed to shareholders.

If you would like information about when a particular Davis Fund pays dividends and distributes capital gains, please call 1-800-279-0279. Unless you choose otherwise, the Davis Funds will automatically reinvest your dividends and capital gains in additional fund shares.

You can request to have your dividends and capital gains paid to you by check or deposited directly into your bank account. Dividends and capital gains of $50 or less will not be sent by check but will be reinvested in additional fund shares.

Davis Funds also offer a Dividend Diversification Program, which allows you to have your dividends and capital gains from one Davis Fund reinvested in shares of another Davis Fund.

You will receive a statement each year detailing the amount of all dividends and capital gains paid to you during the previous year. To ensure that these distributions are reported properly to the U.S. Treasury, you must certify on your Davis Funds Application Form or on IRS Form W-9 that your Taxpayer Identification Number is correct and you are not subject to backup withholding. If you are subject to backup withholding, or you did not certify your Taxpayer Identification Number, the IRS requires the Davis Funds to withhold a percentage of any dividends paid and redemption or exchange proceeds received.

How to Put Your Dividends and Capital Gains to Work

You can have all of your dividends and capital gains automatically invested in the same fund or the same share Class of any other Davis Fund. To be eligible for this Dividend Diversification Program, all accounts involved must be registered under the same name and same Class of shares and have a minimum initial value of $1,000 for Class A, B, and C shares. The minimum for Class Y share varies. See “How to Open an Account” for details. Shares are purchased at the chosen fund’s net asset value on the dividend payment date. You can make changes to your selection or withdraw from the program at any time. To participate in this program, fill out the cross-reinvest information in the appropriate section of the Application Form. If you wish to establish this program after your account has been opened, call for more information.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 27

Dividends and Distributions

•

The Davis long-term growth funds (i.e., Davis New York Venture Fund, Davis Opportunity Fund, Davis Financial Fund, Davis Global Fund and Davis International Fund) ordinarily distribute their dividends and capital gains, if any, in December.

•	The Davis growth & income funds (i.e., Davis Real Estate Fund and Davis Appreciation & Income Fund) ordinarily distribute dividends quarterly and capital gains, if any, in December.

•

Davis Government Bond Fund and Davis Government Money Market Fund ordinarily distribute dividends monthly. Davis Government Bond Fund ordinarily distributes capital gains, if any, in December. Davis Government Money Market Fund does not ordinarily distribute capital gains.

•

When a dividend or capital gain is distributed, the net asset value per share is reduced by the amount of the payment. Davis Government Bond Fund’s and Davis Government Money Market Fund’s net asset values are not affected by dividend payments.

•

You may elect to reinvest dividend and/or capital gain distributions to purchase additional shares of any Davis Fund, or you may elect to receive them in cash. Many shareholders do not elect to take capital gain distributions in cash because these distributions reduce principal value.

•

If a dividend or capital gain distribution is for an amount less than $50, the Fund will not issue a check. Instead, the dividend or capital gain distribution will be automatically reinvested in additional shares of the Fund.

•

If a dividend or capital gain distribution check remains uncashed for six months or is undeliverable by the United States Postal Service, the Funds will reinvest the dividend or distribution in additional shares of the Fund promptly after making this determination; and future dividends and capital gains distributions will be automatically reinvested in additional shares of the Fund.

Federal Income Taxes

Taxes on Distributions

Distributions you receive from the Funds may be subject to income tax and may also be subject to state or local taxes unless you are exempt from taxation.

For federal tax purposes, any taxable dividends and distributions of short-term capital gains are treated as ordinary income. The Funds’ distributions of net long-term capital gains are taxable to you as long-term capital gains. Any taxable distributions you receive from the Funds will normally be taxable to you when made, regardless of whether you reinvest distributions or receive them in cash.

Davis Funds will send you a statement each year showing the tax status of your fund distributions.

Taxes on Transactions

Your redemptions, including exchanges, may result in a capital gain or loss for federal tax purposes. A capital gain or loss on your investment is the difference between the cost of your shares, including any sales charges, and the price you receive when you sell them.

More information concerning federal taxes is available in the Statement of Additional Information. Davis Advisors recommends that you consult with a tax advisor about dividends and capital gains that you may receive from the Davis Funds.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 28

Cost Basis Reporting

Mutual funds are required to report to the Internal Revenue Service the “cost basis” of shares acquired by a shareholder on or after January 1, 2012 (“covered shares”) and subsequently redeemed. These requirements do not apply to investments through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement plan. The “cost basis” of a share is generally its purchase price adjusted for dividends, return of capital, and other corporate actions. Cost basis is used to determine whether a sale of the shares results in a gain or loss. If you redeem covered shares during any year, then the Funds will report the cost basis of such covered shares to the IRS and you on Form 1099-B. The Funds will permit Fund shareholders to elect from among several IRS-accepted cost basis methods to calculate the cost basis in your covered shares. If you do not affirmatively elect a cost basis method, then the Fund’s default cost basis calculation method, which is currently the Average Cost method, will be applied to your account(s). The cost basis method elected or applied may not be changed after the settlement date of a sale of Fund shares. If you hold Fund shares through a broker (or another nominee), please contact that broker (nominee) with respect to the reporting of cost basis and available elections for your account. You are encouraged to consult your tax advisor regarding the application of the cost basis reporting rules and, in particular, which cost basis calculation method you should elect.

Fees and Expenses of the Fund

Each Fund must pay operating fees and expenses.

Management Fee

The management fee covers the normal expenses of managing the Funds, including compensation, research costs, corporate overhead expenses and related expenses. The difference in the fee structure between the Classes is primarily the result of their separate arrangements for shareholder and distributions services and is not the result of any difference in the amounts charged by Davis Advisors for core investment advisory services. Accordingly, the core investment advisory expenses do not vary by Class. Different fees and expenses will affect performance.

12b-1 Fees

The Davis Funds have Plans of Distribution or “12b-1 Plans” under which the Funds may use their own assets to finance distribution activities. The 12b-1 Plans are used primarily to pay dealers and other institutions for providing services to Davis Funds’ shareholders. The 12b-1 Plans provide for annual distribution expenses of up to 0.25% of the average daily net asset value of the Class A shares and up to the lesser of 1.25% of the average daily net asset value of the Class B or C shares or the maximum amount provided by applicable rule or regulation of the Financial Industry Regulatory Authority (“FINRA”), which is 1.00% at present.

For Class A, B, or C shares, up to 0.25% of distribution expenses may be used to pay service fees to qualified dealers providing certain shareholder services. These services may include, but are not limited to, assessing a client’s investment needs and recommending suitable investments on an ongoing basis. In lieu of front-end sales charge (as assessed upon the sale of Class A shares), up to an additional 1.00% of distribution expenses may be paid for Class B and C shares. Because distribution expenses are paid out of a fund’s assets on an ongoing basis, these fees will increase the cost of your investment over time and may cost you more than paying other types of sales charges. Thus, the higher fees for Class B and C shares may cost you more over time than paying the initial sales charge for Class A shares.

Class B and Class C shares contingent deferred sales charges and asset-based sales charges have the same purpose as the front-end sales charge on sales of Class A shares, i.e. to compensate dealers and other

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 29

financial institutions for their services. The fees are paid by the Funds to dealers and financial institutions for providing services to their clients.

Class Y shares do not have a plan of distribution.

Other Expenses

Other expenses include miscellaneous fees from affiliated and outside service providers. These fees may include legal, audit and custodial fees, the costs of printing and mailing of reports and statements, automatic reinvestment of distributions and other conveniences, and payments to third parties that provide recordkeeping services or administrative services for investors in the Funds.

Total Fund Operating Expenses

The total cost of operating a mutual fund is reflected in its expense ratio. A shareholder does not pay operating costs directly; instead, operating costs are deducted before the Fund’s NAV is calculated and are expressed as a percentage of the Fund’s average daily net assets. The effect of these fees is reflected in the performance results for that Class of shares. Investors should examine total operating expenses closely in the prospectus, especially when comparing one fund with another fund in the same investment category.

Fees Paid to Dealers and Other Financial Intermediaries

Broker-dealers and other financial intermediaries (“Qualifying dealers”) may charge Davis Distributors, LLC (the “Distributor”) or the Adviser substantial fees for selling Davis Funds’ shares and providing continuing support to shareholders. Qualifying dealers may charge (i) sales commissions from sales charges paid by purchasing shareholders; (ii) distribution and service fees from the Funds’ 12b-1 distribution plans; (iii) record-keeping fees from the Funds for providing record-keeping services to investors who hold Davis Funds shares through dealer-controlled omnibus accounts; and (iv) other fees, described below, paid by Davis Advisors or the Distributor from their own resources.

Qualifying dealers may, as a condition to distributing shares of the Davis Funds, request that the Distributor, or the Adviser, pay or reimburse the Qualifying dealer for: (i) marketing support payments including business planning assistance, educating personnel about the Davis Funds, and shareholder financial planning needs, placement on the Qualifying dealer’s list of offered funds, and access to sales meetings, sales representatives and management representatives of the Qualifying dealer; and (ii) financial assistance charged to allow the Distributor to participate in and/or present at conferences or seminars, sales or training programs for invited registered representatives and other employees, client and investor events and other dealer-sponsored events. These additional fees are sometimes referred to as “revenue sharing” payments. A number of factors are considered in determining fees paid to Qualifying dealers, including the dealer’s sales and assets, and the quality of the dealer’s relationship with the Distributor. Fees are generally based on the value of shares of the Fund held by the Qualifying dealer or financial institution for its customers or based on sales of Fund shares by the dealer or financial institution, or a combination thereof. Davis Advisors may use its profits from the advisory fee it receives from the Funds to pay some or all of these fees. Some Qualifying dealers may also choose to pay additional compensation to their registered representatives who sell the Funds. Such payments may be associated with the status of a Fund on a Qualifying dealer’s preferred list of funds or otherwise associated with the Qualifying dealer’s marketing and other support activities. The foregoing arrangements may create an incentive for the Qualifying dealers, brokers, or other financial institutions, as well as their registered representatives, to sell the Davis Funds rather than other funds.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 30

In 2012, the Distributor, or the Adviser, was charged additional fees by the Qualifying dealers listed below. The Distributor paid these fees from its own resources. These Qualifying dealers may provide the Davis Funds enhanced sales and marketing support and financial advisers employed by the Qualifying dealers may recommend the Davis Funds rather than other funds. Qualifying dealers may be added or deleted at any time.

ADP Broker Dealer, Inc.; Ameriprise Financial Services, Inc.; Australian Funds Marketing Ltd.; Charles Schwab & Co., Inc.; Diversified Investment Advisors, Inc.; Genworth Life Insurance Company of New York; Genworth Life and Annuity Insurance Company; Hartford Life Insurance Company; Hartford Securities Distribution Company, Inc.; ING Life Insurance and Annuity Co.; ING Financial Advisers, LLC; John Hancock Life Insurance Company (U.S.A.); John Hancock Life Insurance Company of New York; JP Morgan Retirement Plan Services LLC; LPL Financial Corporation; Marshall & Ilsley Trust Company; Massachusetts Mutual Life Insurance Co.; Mercer HR Services LLC; Merrill Lynch, Pierce, Fenner & Smith, Inc.; Merrill Lynch Life Insurance Co.; Morgan Stanley Smith Barney LLC; National Financial Services, LLC; Nationwide Financial Services, Inc.; New York Life Distribution; Raymond James & Associates, Inc.; Standard Insurance Company; T. Rowe Price Retirement Plan Services, Inc.; The Guardian Insurance & Annuity Company, Inc.; The Vanguard Group, Inc.; Transamerica Advisors Life Insurance Company; Transamerica Advisors Life Insurance Company of New York; UBS Financial Services, Inc.; Wells Fargo Bank N.A.

In addition, the Distributor may, from time to time, pay additional cash compensation or other promotional incentives to authorized dealers or agents who sell shares of the Davis Funds. In some instances, such cash compensation or other incentives may be offered only to certain dealers or agents who employ registered representatives who have sold or may sell significant amounts of shares of the Davis Funds during specified periods of time.

Although Davis Funds may use brokers who sell shares of the Funds to execute portfolio transactions, the Funds do not consider the sale of Fund shares as a factor when selecting brokers to execute portfolio transactions.

Investors should consult their financial intermediaries regarding the details of payments they may receive in connection with the sale of Fund shares.

Due Diligence Meetings. The Distributor routinely sponsors due diligence meetings for registered representatives during which they receive updates on various Davis Funds and are afforded the opportunity to speak with the Funds’ Portfolio Managers. Invitation to these meetings is not conditioned on selling a specific number of shares. Those who have shown an interest in Davis Funds, however, are more likely to be considered. To the extent permitted by their firm’s policies and procedures, registered representatives’ expenses in attending these meetings may be covered by the Distributor.

Seminars and Educational Meetings. The Distributor may defray certain expenses of Qualifying dealers incurred in connection with seminars and other educational efforts subject to the Distributor’s policies and procedures governing payments for such seminars. The Distributor may share expenses with Qualifying dealers for costs incurred in conducting training and educational meetings about various aspects of the Funds for the employees of Qualifying dealers. In addition, the Distributor may share expenses with Qualifying dealers for costs incurred in hosting client seminars at which the Fund is discussed.

Recordkeeping Fees. Certain Qualifying dealers have chosen to maintain “omnibus accounts” with Davis Funds. In an omnibus account, the Fund maintains a single account in the name of the Qualifying dealer and the dealer maintains all of its clients’ individual shareholder accounts. Likewise, for many retirement plans, a third-party administrator may open an omnibus account with the Davis Funds and

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 31

the administrator will then maintain all of the participant accounts. Davis Advisors, on behalf of the Funds, enters into agreements whereby the Funds are charged by the Qualifying dealer or administrator for such recordkeeping services.

Recordkeeping services typically include: (i) establishing and maintaining shareholder accounts and records; (ii) recording shareholder account balances and changes thereto; (iii) arranging for the wiring of funds; (iv) providing statements to shareholders; (v) furnishing proxy materials, periodic Davis Funds reports, prospectuses and other communications to shareholders as required; (vi) transmitting shareholder transaction information; and (vii) providing information in order to assist Davis Funds in their compliance with state securities laws. Each Davis Fund typically would be paying these shareholder servicing fees directly if a Qualifying dealer did not hold all customer accounts in a single omnibus account with each Davis Fund.

Other Compensation. The Distributor may, from its own resources and not from the Funds’, pay additional fees to the extent not prohibited by state or federal laws, the Securities and Exchange Commission (SEC), or any self-regulatory agency, such as the Financial Industry Regulatory Authority (FINRA).

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SUMMARY OF

HOW TO PURCHASE AND SELL FUND SHARES

After April 30, 2013 Class B Shares will no longer be offered for new purchases. New Class B share account applications will be returned and any investments for existing Class B share accounts that are received after that date will be made in Class A shares of Davis Government Money Market Fund. Investors may continue to exchange Class B Shares of other Davis Funds for Class B Shares of Davis Global Fund or Davis International Fund. Investors may continue to exchange Davis Global Fund and Davis International Fund Class B Shares for Class B Shares of other Davis Funds. See the Statement of Additional Information for more details.

	Class A, B and C shares	Class Y shares
Minimum Initial Investment	$1,000	$5,000,000(1)
Minimum Additional Investment	$25	$25

(1)	Class Y shares may only be purchased by certain institutions. The minimum investment may vary depending on the type of institution.

You may sell (redeem) shares each day the New York Stock Exchange is open. Your transaction may be placed through your dealer or financial adviser, by writing to Davis Funds c/o State Street Bank and Trust Company, P.O. Box 8406, Boston, MA 02266-8406, telephoning 1-800-279-0279, or accessing Davis Funds’ website (www.davisfunds.com).

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 33

HOW TO

CHOOSE A SHARE CLASS

Before you buy shares in any Davis Fund, you need to decide which class of shares best suits your needs. Davis Funds offer four classes of shares: A, B, C and Y. Each class is subject to different expenses and sales charges. Class Y shares are generally available only to qualified institutional investors.

The difference in the fee structures between the classes is primarily the result of their separate arrangements for shareholder and distribution services and is not the result of any difference in the amounts charged by Davis Advisors for investment advisory services. Accordingly, the investment advisory expenses do not vary by class.

You may choose to buy one class of shares rather than another depending on the amount of the purchase and the expected length of time of investment. Long-term shareholders of Class B or C shares may pay more than the maximum front-end sales charge allowed by FINRA.

Class A Shares

Class A shares may be best for you if you are a long-term investor who is willing to pay the entire sales charge at the time of purchase. In return, you pay a lower distribution fee than Class B or C shares.

•

For any investment below $100,000, you buy Class A shares at their net asset value per share plus a sales charge, which is approximately 4.75% of the offering price (see chart following). The term “offering price” includes the front-end sales charge.

•	There is no limit to how much you can invest in this share class.

•

Davis Funds (other than Davis Government Money Market Fund) pay a distribution fee — up to 0.25% of the average daily net assets — each year you hold the shares. This fee is lower than the fee you pay for the other two classes of shares. Lower expenses of Class A shares translate into higher annual return on net asset value than Class B or C shares.

Class A Shares Sales Charges

for all Davis Funds except Davis Government Money Market Fund

Amount of Purchase	Sales Charge approximate percentage of offering price	Sales Charge approximate percentage of net amount invested	Amount of Sales Charge Retained by Dealer percentage of offering price
Under $100,000	4.75%	4.99%	4.00%
$100,000 – $249,999	3.50%	3.63%	3.00%
$250,000 – $499,999	2.50%	2.56%	2.00%
$500,000 – $749,999	2.00%	2.04%	1.75%
$750,000 – $999,999	1.00%	1.01%	0.75%
$1 million or more*	None	None	None

*	You pay no front-end sales charge on purchases of $1 million or more, but if you sell those shares (in any Davis Fund other than Davis Government Money Market Fund) within the first year, a deferred sales charge of 0.50% may be deducted from the redemption proceeds.

The Distributor may pay the dealer of record commissions (on Davis Funds other than Davis Government Money Market Fund) on purchases at the annual rate described in the table below. Commissions may be paid on either: (i) Class A purchases of $1 million or more; or (ii) Class A

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 34

purchases (net of redemptions) in retirement plans which qualify for sales at net asset value. The commission will be paid only on purchases that were not previously subject to a front-end sales charge or dealer concession.

Purchase Amount	Commission
First $5 million	0.50%
More than $5 million	0.25%

The Funds may reimburse the Distributor for these payments through its Plans of Distribution. If distribution fee limits already have been reached for the year, the Distributor itself will pay the commissions.

Reduction of Class A Shares Initial Sales Charge

To receive a reduction in your Class A initial sales charge, you must let your financial advisor or Davis Funds know at the time you purchase shares that you qualify for such a reduction. If you do not let your adviser or Davis Funds know that you are eligible for a reduction, you may not receive a sales charge discount to which you are otherwise entitled.

As the chart above shows, the sales charge gets smaller as your purchase amount increases. There are several ways you may combine purchases to qualify for a lower sales charge. To receive a reduction in your Class A initial sales charge, you must let your dealer or Davis Funds know at the time you purchase shares that you qualify for such a reduction. To qualify for a reduction in Class A shares initial sales charge you must provide records (generally account statements are sufficient; your broker may require additional documents) of all Davis Funds shares owned which you wish to count towards the sales charge reduction.

You Can Combine Purchases of Class A Shares

•

With other “immediate family” members. To receive a reduced Class A sales charge, investments made by yourself, your spouse, and any children under the age of 21, may be aggregated if made for your own account(s) and/or certain other accounts, such as:

a)	trust accounts established by the above individuals. However, if the person(s) who established the trust is deceased, then the trust account may only be aggregated with accounts of the primary beneficiary of the trust;

b)	solely controlled business accounts; or

c)	single-participant retirement plans.

•

Through employee benefit plans. If you buy shares through trust or fiduciary accounts and Individual Retirement Accounts (IRAs) of a single employer, the purchases will be treated as a single purchase.

•

Under a Statement of Intention. If you enter a Statement of Intention and agree to buy Class A shares of $100,000 or more over a thirteen-month period, all of the shares you buy during that period will be counted as a single purchase, with the exception of purchases into Davis Government Money Market Fund. Before entering a Statement of Intention, please read the terms and conditions in the Statement of Additional Information. Under a Statement of Intention, you agree to permit the Funds’ service provider, State Street Bank and Trust Company, to hold fund shares in escrow to guarantee payment of any sales charges that may be due if you ultimately invest less than you agreed to invest over the covered thirteen-month period. Money Market Fund purchases do not count toward a Statement of Intention unless the shares were exchanged from another Davis Fund and the shares were previously subject to a sales charge.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 35

•

Under Rights of Accumulation. If you notify your dealer or the Distributor, you can include the Class A, B and C shares in Davis Funds you already own (excluding shares in Davis Government Money Market Fund) when calculating the price for your current purchase. These shares are valued at current offering price value to determine whether or not you qualify for a reduction in the sales charge. Money Market Fund purchases do not count toward Rights of Accumulation unless the shares were exchanged from another Davis Fund and the shares were previously subject to a sales charge.

•

Combining Rights of Accumulation (ROA) with Statement of Intention. A shareholder can use a Statement of Intention and Rights of Accumulation in conjunction with one another; the Statement of Intention will take precedence over the Rights of Accumulation. Once the Statement of Intention has been satisfied, any new purchases into any of the linked Class A share accounts will receive the reduced sales charge.

For more information about how to reduce Class A shares initial sales charge, please visit Davis Funds’ website, free of charge at www.davisfunds.com (which includes additional information in a clear and prominent format that includes hyperlinks), consult your broker or financial intermediary, or refer to the Funds’ Statement of Additional Information which is available through your financial intermediary or from the Funds by calling Investor Services at 1-800-279-0279.

Class A Shares Front-End Sales Charge Waivers

To receive a waiver of your Class A initial sales charge, you must let your financial adviser or Davis Funds know at the time you purchase shares that you qualify for such a waiver. If you do not let your adviser or Davis Funds know that you are eligible for a waiver, you may not receive a sales charge waiver to which you are otherwise entitled.

The Funds do not impose a sales charge on purchases of Class A shares for:

a)	Authorized qualified employee benefit plans or savings plans;

b)	Rollovers of current investments through authorized qualified employee benefit plans or savings plans, provided the shares are transferred to the same Davis Fund as either a direct rollover, or subsequent to distribution, the rolled-over proceeds are contributed to a Davis Fund IRA through an account directly with the Fund;

c)	Persons investing through an authorized payroll deduction plan;

d)	Persons investing through an authorized investment plan for organizations that operate under Section 501(c)(3) of the Internal Revenue Code;

e)	Registered investment advisers, trust companies and bank trust departments exercising discretionary investment authority with respect to amounts to be invested in the Fund;

f)	Persons participating in a fee-based program (such as a wrap account) under which they (i) pay advisory fees to a broker-dealer or other financial institution or (ii) pay fees to a broker-dealer or other financial institution for providing transaction processing and other administrative services, but not investment advisory services;

g)	Financial intermediaries who have entered into an agreement with the Distributor and have been approved by the Distributor to offer Fund shares to self-directed investment brokerage accounts that may or may not charge a transaction fee;

h)	Certain state sponsored 529 college savings plans;

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 36

i)	Persons involuntarily liquidated from a Fund, who within 60 days of liquidation buy new shares of another Davis Fund (but only up to the amount that was liquidated);

j)	Insurance company separate accounts;

k)	Investments in Davis Government Money Market Fund;

l)	Shareholders making purchases with dividends or capital gains that are automatically reinvested;

m)	Current and former directors, officers, and employees of any Davis Fund or Davis Advisors (or its affiliates), and their extended family. The term “extended family” includes “immediate family,” which is one’s spouse and children under 21, and also one’s grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling’s spouse, a spouse’s sibling, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.) are included. Extended family shall include any child regardless of age;

n)	Davis Advisors or its affiliates;

o)	Registered representatives, principals, and employees (and any extended family member) of securities dealers having a sales agreement with the Distributor;

p)	Financial institutions acting as fiduciaries making single purchases of $250,000 or more;

q)	State and local governments when purchasing directly from the Fund. Please consult your legal and investment advisers to determine if an investment in the Fund is permissible and suitable for you; and

r)	Shareholders making purchases in certain accounts offered by securities firms that have entered into contracts with the Davis Funds and which charge fees based on assets in the account.

Rollovers from Retirement Plans to IRAs

For qualifying rollovers, you must send the Funds’ service provider, State Street Bank and Trust Company, a written request for the rollover.

Assets from retirement plans may be invested in Class A, B, or C shares through an IRA rollover. Rollovers invested in Class A shares from retirement plans will be subject to applicable sales charges. Rollovers to Class A shares will be made without a sales charge if they meet the following requirements:

a)	the assets being rolled over were invested in Davis Funds at the time of distribution; and

b)	the rolled over assets are contributed to a Davis Funds IRA with State Street Bank and Trust Company as custodian.

IRA assets that rollover without a sales charge as described above will not be subject to a contingent deferred sales charge.

IRA rollover assets invested in Class A shares that are not attributable to Davis Funds investments, as well as future contributions to the IRA, will be subject to sales charges and the terms and conditions generally applicable to Class A share investments as described in the prospectus and Statement of Additional Information.

Class B Shares

After April 30, 2013 Class B Shares will no longer be offered for new purchases. New Class B share account applications will be returned and any investments for existing Class B share accounts that are received after that date will be made in Class A shares of Davis Government Money Market Fund. Investors may continue to exchange Class B Shares of other Davis Funds for Class B Shares of Davis

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 37

Global Fund or Davis International Fund. Investors may continue to exchange Davis Global Fund and Davis International Fund Class B Shares for Class B Shares of other Davis Funds. See the Statement of Additional Information for more details.

Class B shares may be best for you if you are willing to pay a higher distribution fee than Class A shares for seven years in order to avoid paying a front-end sales charge. The Class B contingent deferred sales charge and asset-based sales charge have the same purpose as the front-end sales charge on sales of Class A shares, i.e. to compensate the broker. Class B shares assess a higher distribution fee to pay fees and expenses charged by dealers and financial institutions for services provided to clients.

•	You buy the shares at net asset value (no initial sales charge).

•	The purchase maximum per transaction for Class B shares is $50,000.

•

If you have significant Davis Funds holdings, you may not be eligible to invest in Class B shares. You may not purchase Class B shares if you are eligible to purchase Class A shares at the $100,000 or higher sales charge discount rate. See “Class A Shares Sales Charges” and “Reduction of Class A Shares Initial Sales Charge” for more information regarding sales charge discounts.

•	If you sell Class B shares in any of the Davis Funds within six years of purchase, you must pay a deferred sales charge. This charge decreases over time as you own the shares (see chart following).

•

After you hold Class B shares for seven years, they are converted automatically into Class A shares without incurring a front-end sales charge. As this is a dollar for dollar conversion, you may receive fewer Class A shares due to the difference in the price of the two share classes. Investors in Class A shares pay a lower distribution fee.

•

Investors in Class B shares (other than Davis Government Money Market Fund) pay a distribution fee of one percent of the average daily net asset value each year they hold the shares. Higher distribution fees translate into lower annual return on net asset value.

•	At redemption, the deferred sales charge for each purchase will be calculated from the date of purchase, excluding any time the shares were held in a money market fund.

Note: Investors who buy Class B shares of Davis Government Money Market Fund will not pay a deferred sales charge unless the money market fund shares were received in exchange for shares of another Davis Fund (see “Exchanging Shares” in this prospectus).

Class B Shares Deferred Sales Charges

for all Davis Funds except Davis Government Money Market Fund

Sales Made After Purchase	Amount of Deferred Sales Charge
Year 1	4%
Years 2-3	3%
Years 4-5	2%
Year 6	1%
Year 7	None

Class B shares automatically convert to Class A shares after seven years.

Class C Shares

Class C shares may be best for you if you are willing to pay a higher distribution fee than Class A shares in order to avoid paying a front-end sales charge. The Class C contingent deferred sales charge and asset-based sales charge have the same purpose as the front-end sales charge on sales of Class A shares, i.e., to

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 38

compensate the broker. Class C shares assess a higher distribution fee to pay fees and expenses charged by dealers and financial institutions for services provided to clients.

•	You buy the shares at net asset value (no initial sales charge).

•	The purchase maximum per transaction for Class C shares is $500,000.

•

If you have significant Davis Funds holdings, you may not be eligible to invest in Class C shares. You may not purchase Class C shares if you are eligible to purchase Class A shares at the $1 million or more sales charge discount rate (i.e., at net asset value). See “Class A Shares Sales Charges” and “Reduction of Class A Shares Initial Sales Charge” for more information regarding sales charge discounts.

•

If you sell Class C shares in any of the Davis Funds (other than Davis Government Money Market Fund) within one year of purchase, you must pay a deferred sales charge of one percent. At redemption, the deferred sales charge for each purchase will be calculated from the date of purchase, excluding any time the shares were held in a money market fund.

•

Investors in Class C shares (other than Davis Government Money Market Fund) pay a distribution fee of one percent of the average daily net asset value each year they hold the shares. Higher distribution fees translate into lower annual return on net asset value.

•	Class C shares do not have a conversion provision.

Deferred Sales Charge

If you purchase shares subject to a contingent deferred sales charge and redeem any of those shares during the applicable holding period for the class of shares you own, the contingent deferred sales charge will be deducted from the redemption proceeds unless you are eligible for one of the waivers described below. At redemption, the deferred sales charge will be calculated from the date of each purchase, excluding any time that shares were held in a money market fund. You will pay a deferred sales charge in the following cases:

•	As a Class A shareholder, only if you buy shares valued at $1 million or more without a sales charge and sell the shares within one year of purchase.

•	As a Class B shareholder, if you sell shares within six years of purchase. The percentage decreases over the six-year period.

•	As a Class C shareholder, if you sell shares within one year of purchase.

To keep deferred sales charges as low as possible, the Funds will first sell shares in your account that are not subject to a deferred sales charge (if any). The Funds do not impose a deferred sales charge on the amount of your account value represented by an increase in net asset value over the initial purchase price, or on shares acquired through dividend reinvestments or capital gains distributions. If the net asset value has decreased the sales charge will be based on the current NAV. To determine whether the deferred sales charge applies to a redemption, shares are redeemed in the following order:

•	Shares in your account represented by an increase in NAV over the initial purchase price (appreciation).

•	Shares acquired by reinvestment of dividends and capital gain distributions.

•	Shares that are no longer subject to the deferred sales charge.

•	Shares held the longest, but which are still subject to the deferred sales charge.

Note: Investors who buy Class B or C shares of Davis Government Money Market Fund will not pay a deferred sales charge unless the money market fund shares were received in exchange for shares of another Davis Fund (see “Exchanging Shares” in this prospectus).

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Deferred Sales Charge Waivers

The Funds will waive the deferred sales charge on sales of Class A, B, and C shares of any Davis Fund if:

•	You sell Class A shares that were not subject to a commission at the time of purchase (the amount of purchase totaled $1 million or more) and the shares were held for more than a year.

•

You die and were the sole owner of the account. Otherwise, shares can be redeemed without a contingent deferred sales charge following the death or disability of the last surviving shareholder, including a trustee of a grantor trust or revocable living trust for which the trustee is also the sole beneficiary. The death or disability must have occurred after the account was established. If you claim a disability you must provide evidence of a determination of disability by the Social Security Administration.

•	You sell shares under a qualified retirement plan or IRA that constitutes a tax-free return of excess contributions to avoid a penalty.

•	Your Fund redeems the remaining shares in your account under an Involuntary Redemption.

•	You qualify for an exception related to defined contribution plans. These exceptions are described in the Statement of Additional Information.

•	You are a director, officer or employee of Davis Advisors or one of its affiliates (or an extended family member of a director, officer or employee).

•	You sell Class B or Class C shares under the Systematic Withdrawal Plan if the aggregate value of the redeemed shares does not exceed twelve percent of the account’s value.*

If the net asset value of the shares that you sell has increased since you purchased them, any deferred sales charge will be based on the original cost of the shares.

If you have any additional questions about choosing a share class, please call the Funds toll free at 1-800-279-0279, Monday through Friday, from 9 a.m. to 6 p.m. Eastern time. If you still are not sure about which class is best for you, contact your financial adviser.

Class Y Shares

Class Y shares may be best for you if you qualify. Class Y shares are sold at net asset value per share without a sales charge directly to institutional investors. Investors in Class Y shares do not pay a distribution fee. For details on what types of institutions may purchase shares and what fund minimums apply see “How to Open an Account” in this prospectus.

*	A Systematic Withdrawal Plan may be established as either a percentage or a fixed-dollar amount. The shares that may be redeemed without a sales charge are recalculated as a percentage of the current market value of the account as of the date of each withdrawal. If established as a percentage, no sales charge will be incurred regardless of market fluctuations. If established as a fixed-dollar amount, a sales charge may be incurred if the market value of the account decreases. If you redeem shares in addition to those redeemed pursuant to the Systematic Withdrawal Plan, a deferred sales charge may be imposed on those shares and on any subsequent redemptions within a twelve-month period, regardless of whether such redemptions are pursuant to a Systematic Withdrawal Plan.

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HOW TO

OPEN AN ACCOUNT

To open an account with Davis Funds you must meet the initial minimum investment for each Fund you choose to invest in. For each Class A, B, or C share account you must invest at least $1,000. For Class Y shares the minimum investment amount is dependent on how you invest:

•	At least $5 million for an institution (trust company, bank trust, endowment, pension plan, foundation) acting on behalf of its own account or one or more clients.

•	At least $5 million for a government entity (a state, county, city, department, authority or similar government agency).

•	With an account established under a “wrap account” or other fee-based program that is sponsored and maintained by a registered broker-dealer approved by the Distributor.

•

At least $500,000 for a 401(k) plan, 457 plan, employer sponsored 403(b) plan, profit sharing and money purchase pension plan, defined benefit plan, or non-qualified deferred compensation plan where plan level or omnibus accounts are held on the books of the Fund.

•

Through a registered investment adviser (RIA) who initially invests for clients an aggregate of at least $100,000 in Davis Funds through a fund “supermarket” or other mutual fund trading platform sponsored by a broker-dealer or trust company and which has entered into an agreement with Davis Distributors, LLC.

At the Distributor’s discretion, the minimum may be waived for an account established under a “wrap account” or other fee-based program that is sponsored and maintained by a registered broker-dealer approved by the Distributor.

Two Ways You Can Open an Account

•

By Mail. Complete and sign the Application Form and mail it to the Funds’ service provider, State Street Bank and Trust Company. Include a check made payable to Davis Funds. All purchases by check should be in U.S. dollars. Davis Funds will not accept third-party checks, starter checks, traveler’s checks or money orders.

•

By Dealer. You may have your dealer order and pay for the shares. In this case, you must pay your dealer directly. Your dealer will then order the shares from the Distributor. Please note that your dealer may charge a service fee or commission for these transactions.

Anti-Money Laundering Compliance

Davis Funds and the Distributor are required to comply with various anti-money laundering laws and regulations and have appointed an anti-money laundering compliance officer. Consequently, the Funds or the Distributor may request additional information from you to verify your identity and the source of your funds. If you do not provide the requested information, the Davis Funds may not be able to open your account. If at any time the Funds believe an investor may be involved in suspicious activity or if certain account information matches information on government lists of suspicious persons, the Fund and the Distributor may choose not to establish a new account or may be required to “freeze” a shareholder’s account. They may also be required to provide a government agency or another financial institution with information about transactions that have occurred in a shareholder’s account or to transfer monies received to establish a new account, transfer an existing account or transfer the proceeds of an existing account to a governmental agency. In some circumstances, the law may not permit the Funds or the Distributor to inform the shareholder that it has taken the actions described above.

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Retirement Plan Accounts

You can invest in Davis Funds using any of these types of retirement plan accounts:

•	IRAs

•	Roth IRAs

•	Education Savings Accounts

•	Simple IRAs

•	Simplified Employee Pension (SEP) IRAs

•	403(b) Plans

State Street Bank and Trust Company acts as custodian for these retirement plans and charges each participant a $15 custodial fee each year per Social Security Number. This fee will be waived for accounts sharing the same Social Security Number if the accounts total at least $50,000 at Davis Funds. This custodial fee is automatically deducted from each account unless you elect to pay the fee directly. There is also a $15 fee for closing retirement plan accounts. To open a retirement plan account, you must fill out a special application form. You can request this form by calling Investor Services or by visiting the Davis Funds’ website (www.davisfunds.com). Class Y shares cannot be purchased in an IRA.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 42

HOW TO

BUY, SELL AND EXCHANGE SHARES

Once you have established an account with Davis Funds, you can add to or withdraw from your investment. This prospectus describes the types of transactions you can perform as a Davis Funds shareholder including how to initiate these transactions and the charges that you may incur (if any) when buying, selling or exchanging shares. A transaction will not be executed until all required documents have been received in a form meeting all legal requirements. Legal requirements vary depending upon the type of transaction and the type of account. Call Investor Services for instructions. These procedures and charges may change over time and the prospectus in effect at the time a transaction is initiated will describe the procedures and charges which will apply to the transaction.

Right to Reject or Restrict any Purchase or Exchange Order

Purchases and exchanges (other than for Davis Government Money Market Fund) should be made for long-term investment purposes only. Davis Funds and the Distributor reserve the right to reject any purchase or exchange order for any reason prior to the end of the first business day after the date that a purchase or exchange order was processed. Davis Funds or the Distributor may “reject” a current purchase order or “restrict” an investor from placing future purchase orders. Davis Funds and the Distributor will not reject or restrict a redemption order without adequate reason, including but not limited to allowing a purchase check to clear, a court order, etc. Exchanges involve both a redemption and a purchase, only the purchase side of the exchange may be rejected or restricted. Davis Funds are not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the securities markets. Accordingly, purchases or exchanges that are part of activity that Davis Funds or the Distributor have determined may involve actual or potential harm to a fund may be rejected.

Four Ways to Buy, Sell and Exchange Shares

•

By Telephone. Call 1-800-279-0279. You can speak directly with an Investor Services Professional, Monday through Friday, from 9 a.m. to 6 p.m. Eastern time or use the Funds’ automated telephone system at any time, day or night.

•

By Online Account Access. You may initiate most account transactions through online account access on the Funds’ website, www.davisfunds.com. Please note that certain account types, including all Class Y share accounts, may be restricted from online access.

•	By Mail. Send the request to the Funds’ service provider, State Street Bank and Trust Company.

Regular mail: Davis Funds c/o State Street Bank and Trust Company P.O. Box 8406 Boston, MA 02266-8406

Express shipping: Davis Funds c/o State Street Bank and Trust Company 30 Dan Road Canton, MA 02021-2809

•	By Dealer. Contact a dealer who will execute the transaction through the Distributor. Please note that your dealer may charge service fees or commissions for these transactions.

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The Davis Funds do not issue certificates for any class of shares. Instead, shares purchased are automatically credited to an account maintained for you on the books of the Davis Funds by State Street Bank and Trust Company. Transactions in the account, such as additional investments, will be reflected on regular confirmation statements from Davis Funds. Dividend and capital gain distributions, purchases through automatic investment plans and certain retirement plans, and automatic exchanges and withdrawals will be confirmed at least quarterly.

When Your Transactions Are Processed

Purchases, sales, and exchanges will be processed at 4 p.m. Eastern time after Davis Funds’ transfer agent or other qualified financial intermediary receives your request to purchase or sell shares in good order, including all documents which are required to constitute a legal purchase, sale or exchange of shares.

Buying More Shares

You may buy more shares at any time, by mail, through a dealer or by wire. The minimum purchase amount for all share classes is $25.

•	By Mail. When you purchase shares by mail

•	Make the check payable to Davis Funds

•

If you have the investment slip from your most recent statement, include it with the check. If you do not have an investment slip, include a letter with your check stating the name of the Fund, the class of shares you wish to buy, and your account number.

•	Mail the check to:

Regular mail: Davis Funds c/o State Street Bank and Trust Company P.O. Box 8406 Boston, MA 02266-8406

Express shipping: Davis Funds c/o State Street Bank and Trust Company 30 Dan Road Canton, MA 02021-2809

•	Through a Dealer. When you buy shares through a dealer, you may be charged service fees or commissions for these transactions.

•

By Telephone. If you have a bank account listed on your account you may purchase shares via ACH (Automated Clearing House) and the funds will be pulled directly from your bank account to purchase shares. Call 1-800-279-0279 to use the Funds’ automated phone system 24 hours a day or speak to an Investor Services Professional, Monday through Friday, from 9 a.m. to 6 p.m. Eastern time.

•

By Internet. If you have a bank account listed on your account you may purchase shares via ACH (Automated Clearing House) and the funds will be pulled directly from your bank account to purchase shares. See “Internet Transactions” in this prospectus for details on how to access your account through the internet.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 44

•	By Wire. You may wire federal funds directly to the Funds’ service provider, State Street Bank and Trust Company. To ensure that the purchase is credited properly, follow these wire instructions:

State Street Bank and Trust Company Boston, MA 02210 Attn: Mutual Fund Services [Name of Davis Fund and Class of shares that you are buying] Shareholder Name Shareholder Account Number Federal Routing Number 011000028 DDA Number 9904-606-2

Inactive Accounts

If no activity occurs in your account within the timeframe specified by the law in your state or if account statements mailed to you by the Fund are returned as undeliverable during that timeframe, the ownership of your account may be transferred to your state. This is called escheatment. By keeping your mailing address current with the Fund your account will not be escheated by the state.

Making Automatic Investments

An easy way to increase your investment in any Davis Fund is to sign up for the Automatic Investment Plan. Under this plan, you arrange for a predetermined amount of money to be withdrawn from your bank account and invested in Fund shares. The minimum amount you can invest under the plan each month is $25. The account minimum of $1,000 must be met prior to establishing an automatic investment plan.

Purchases can be processed electronically on any day of the month if the institution that services your bank account is a member of the Automated Clearing House (ACH) system. Each debit should be reflected on your next bank statement.

To sign up for the Automatic Investment Plan, complete the appropriate section of the Application Form or complete an Account Service Form. You can modify your Automatic Investment Plan at any time by calling Investor Services.

Selling Shares

You may sell back all or part of your shares in any Davis Fund in which you invest (also known as redeeming your shares) on any day that the Fund is open at net asset value minus any sales charges that may be due. You can sell the shares by telephone, by internet, by mail or through a dealer. The minimum redemption amount is $50, unless your account is less than $50; in which case you must redeem the entire account.

You may sell shares in any of the following ways:

•

By Mail. To sell shares by mail, send the request to one of the addresses below. All registered shareholders must sign the request. Redemption proceeds are usually paid to you by check within seven days after State Street Bank and Trust Company receives your proper redemption request.

Mail the request to:

Regular mail: Davis Funds c/o State Street Bank and Trust Company P.O. Box 8406 Boston, MA 02266-8406

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Express shipping: Davis Funds c/o State Street Bank and Trust Company 30 Dan Road Canton, MA 02021-2809

•	A medallion signature guarantee is required if the redemption request is:

•	for a check greater than $100,000;

•	made payable to someone other than the registered shareholder(s);
•	sent to an address other than to the address of record or to an address of record that has been changed in the last 30 days; or
•	to a bank account not on record.

•	Through a Dealer. When you sell shares through a dealer, you may be charged service fees or commissions for these transactions.

•	By Telephone. Call 1-800-279-0279 to use the Funds’ automated phone system 24 hours a day or speak to an Investor Services Professional, Monday through Friday, from 9 a.m. to 6 p.m. Eastern time.

•	Redemptions by check:

•	are limited to $100,000;

•	must be mailed to the address of record that has been on the account for at least 30 days; and
•	must be made payable to the registered shareholder.

•	Redemptions via wire or ACH can only be done to a bank currently on the account.

•	By Internet. See “Internet Transactions” in this prospectus for details on how to access your account through the internet.

•	Redemptions by check:

•	limited to $100,000;

•	must be mailed to the address of record that has been on the account for at least 30 days;

•	made payable to the registered shareholder. and

•	Redemptions via wire or ACH can only be done to a bank currently on the account.

You may redeem shares on any day that the Fund is open. Redemption proceeds may be withheld until a sufficient period of time has passed for State Street Bank and Trust Company to be reasonably sure that all checks or drafts (including certified or cashier’s checks) for shares purchased have cleared, normally not exceeding fifteen calendar days.

Short-Term Trading Fee

The Funds will deduct a short-term trading fee from the redemption amount if you sell or exchange your shares after holding them for less than 30 days. This short-term trading fee will equal 2% of the amount redeemed and shares held longest will be treated as being redeemed first and the shares held shortest will be treated as being redeemed last. For shares of the Funds acquired by exchange, the holding period prior to the exchange is not considered in determining whether to apply the redemption fee. The short-term trading fee is paid to the Funds and is designed to offset the brokerage commissions, market impact, and other costs associated with fluctuations in fund asset levels and cashflows caused by short-term trading. There are limited exceptions to the short-term trading fee for investors which invest

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 46

through third-party intermediaries and it is not practical to impose the fee. See the Statement of Additional Information for a description of these exceptions.

What You Need to Know Before You Sell Your Shares

•

You will always receive cash for sales that total less than $250,000 or one percent of a fund’s net asset value during any ninety-day period. Any sales above the cash limit may be paid in securities. The securities received may be liquid or illiquid, you would have to pay brokerage fees if you sold the securities, and you would be subject to market risk until the securities were sold.

•

In certain circumstances, such as death of a shareholder or acting as power of attorney, additional documentation may be required. Please contact Investor Services at 1-800-279-0279 to determine if your situation requires such documentation.

•

In the past, the Davis Funds issued certificates for its shares. If a certificate was issued for the shares you wish to sell, the certificate must be sent by certified mail to State Street Bank and Trust Company and accompanied by a letter of instruction signed by the owner(s).

•	A sale may produce a gain or loss. Gains may be subject to tax.

•

The Securities and Exchange Commission may suspend redemption of shares under certain emergency circumstances if the New York Stock Exchange is closed for reasons other than customary closings and holidays.

Medallion Signature Guarantee

To protect you and the Davis Funds against fraud, certain redemption requests must be made in writing with your signature guaranteed. A medallion signature guarantee is a written endorsement from an eligible guarantor institution that the signature(s) on the written request is (are) valid. Certain commercial banks, trust companies, savings associations, credit unions and members of a United States stock exchange participate in the medallion signature guarantee program. No other form of signature verification will be accepted.

Stock Power

This is a letter of instruction signed by the owner of Fund shares that gives State Street Bank and Trust Company permission to transfer ownership of the shares to another person or group. Any transfer of ownership requires that all shareholders have their signatures medallion-guaranteed.

If You Decide to Buy Back Shares You Sold

If you sold Davis Funds Class A or Class B shares on which you have paid a sales charge (other Classes of shares are not entitled to this privilege) and decide to repurchase some or all shares within 60 days of sale, you may notify the Funds in writing of your intent to exercise the Subsequent Repurchase Privilege. This privilege can only be exercised once. With this privilege you may purchase Class A shares at current net asset value without a sales charge. If you redeemed Class B shares and paid a contingent deferred sales charge on redemption, it will not be refunded or returned to your account. You may purchase Class A shares of the same fund/account in an amount up to, but not exceeding, the dollar amount of Class A or Class B shares which you previously redeemed. To exercise this privilege, you must send a letter to the Funds’ service provider, State Street Bank and Trust Company, along with a check for the repurchased shares.

Involuntary Redemption

If your fund/account balance declines to less than the minimum for your share class in any fund as a result of a redemption, exchange or transfer, the Fund will redeem your remaining shares in the Fund at

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 47

net asset value. You will be notified before your account is involuntarily redeemed. Telephone redemptions will receive immediate notice that the redemption will result in the entire account being redeemed upon execution of the transaction. All other redemptions will receive a letter notifying account holders that their accounts will be involuntarily redeemed unless the account balance is increased to the Fund minimum. For Class A, B, and C shares this is typically $1,000. Class Y share minimums vary. Please see “How to Open an Account” for details.

Making Systematic Withdrawals

If your fund/account balance is more than $10,000, you can sell a predetermined dollar or percentage amount each month or quarter (for retirement accounts or IRAs, withdrawals may be established on an annual basis). Because withdrawals are sales, they may produce a gain or loss. If you purchase additional fund shares at around the same time that you make a withdrawal, you may have to pay taxes and a sales charge. When you participate in this plan, known as the Systematic Withdrawal Plan, shares are sold so that you will receive payment by one of three methods:

•	You may receive a check at the address of record provided that this address has not changed for a period of at least 30 days.

•

You may also choose to receive funds by ACH by completing an account service form. If you wish to execute a Systematic Withdrawal Plan by ACH after your account has been established, please complete an account service form and have your signature medallion guaranteed.

•

You may have funds sent by check to a third party at an address other than the address of record. In order to do so, you must complete the appropriate section of the Application Form. If you wish to designate a third-party payee after your account has been established, you must submit a letter of instruction with a medallion signature guarantee.

You may stop systematic withdrawals at any time without charge or penalty by calling Investor Services.

Wiring Sale Proceeds to Your Bank Account

You may be eligible to have your redemption proceeds electronically transferred to a commercial bank account by federal funds wire. There is a $5 charge by State Street Bank and Trust Company for wire service and receiving banks may also charge for this service. Proceeds of redemption by federal funds wire are usually credited to your bank account on the next business day after the sale. Alternatively, redemption through ACH will usually arrive at your bank two banking days after the sale. To have redemption proceeds sent by federal funds wire to your bank, you must first fill out the Banking Instructions section on the account application form and attach a voided check or deposit slip. If the account has already been established, an Account Service Form must be submitted with a medallion guarantee and a voided check.

Exchanging Shares

You can sell shares of any Davis Fund to buy shares in the same class of any other Davis Fund without having to pay a sales charge. This is known as an exchange. You can only exchange shares from your account within the same class and under the same registration. You can exchange shares by telephone, by internet, by mail or through a dealer. The initial exchange must be for at least the minimum for your share class. For Class A, B, and C shares, this is typically $1,000. Class Y share minimums vary. Please see “How to Open an Account” for details. Exchanges are normally performed on the same day of the request if received in proper form (all necessary documents, signatures, etc.) by 4 p.m. Eastern time.

Shares in different Davis Funds may be exchanged at relative net asset value. However, if any Davis Fund shares being exchanged are subject to a deferred sales charge, Statement of Intention or other

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 48

limitation, the limitation will continue to apply to the shares received in the exchange. When you exchange shares in a Davis Fund for shares in Davis Government Money Market Fund, the holding period for any deferred sales charge does not continue during the time that you own Davis Government Money Market Fund shares. For example, Class B shares are subject to a declining sales charge for six years. Class C shares are subject to a contingent deferred sales charge for one-year. Any period that you are invested in shares of Davis Government Money Market Fund will be added to the declining sales charge period.

You may exchange shares in any of the following ways:

•	By Mail. To exchange shares by mail, send the request to one of the addresses below. All registered shareholders must sign the request.

Mail the request to:

Regular mail: Davis Funds c/o State Street Bank and Trust Company P.O. Box 8406 Boston, MA 02266-8406

Express shipping: Davis Funds c/o State Street Bank and Trust Company 30 Dan Road Canton, MA 02021-2809

•	Through a Dealer. When you exchange shares through a dealer, you may be charged service fees or commissions for these transactions.

•	By Telephone. Call 1-800-279-0279 to use the Funds’ automated phone system 24 hours a day or speak to an Investor Services Professional, Monday through Friday, from 9 a.m. to 6 p.m. Eastern time.

•	By Internet. See “Internet Transactions” in this prospectus for details on how to access your account through the internet.

In the past, the Davis Funds issued certificates. If you wish to exchange shares for which you hold share certificates, these certificates must be sent by certified mail to State Street Bank and Trust Company accompanied by a letter of instruction signed by the owner(s). If your shares are being sold for cash, this is known as a redemption. Please see “What You Need to Know Before You Sell Your Shares” in this prospectus for restrictions that might apply to this type of transaction.

Before you decide to make an exchange, you must obtain the current prospectus of the desired Davis Fund. For federal income tax purposes, exchanges between Davis Funds are treated as a sale and a purchase. Therefore, there will usually be a recognizable capital gain or loss due to an exchange.

Frequent Purchases and Redemptions of Fund Shares

Davis Funds discourage short-term or excessive trading, do not accommodate short-term or excessive trading, and, if detected, intend to restrict or reject such trading or take other action if in the judgment of Davis Advisors such trading may be detrimental to the interest of a Fund. Such strategies may dilute the value of fund shares held by long-term shareholders, interfere with the efficient management of the Fund’s portfolio, and increase brokerage and administrative costs.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 49

The Davis Funds’ Board of Directors has adopted a 30-day restriction policy with respect to the frequent purchase and redemption of fund shares. Under the 30-day restriction any shareholder redeeming shares from an equity fund will be precluded from investing in the same equity fund for 30 calendar days after the redemption transaction. This policy also applies to redemptions and purchases that are part of an exchange transaction. Check writing redemptions from the money market fund are excluded from this restriction, as are transactions that are part of a systematic plan. Certain financial intermediaries, such as 401(k) plan administrators, may apply purchase and exchange limitations which are different than the limitations discussed above. These limitations may be more or less restrictive than the limitations imposed by the Davis Funds, but are designed to detect and prevent excessive trading. Shareholders should consult their financial intermediaries to determine what purchase and exchange limitations may be applicable to their transactions in the Davis Funds through those financial intermediaries. To the extent reasonably feasible, the Funds’ market timing procedures apply to all shareholder accounts and neither Davis Funds nor Davis Advisors have entered into agreements to exempt any shareholder from application of either the Davis Funds’ or a financial intermediary’s market-timing procedures, as applicable.

Davis Funds receive purchase, exchange and redemption orders from many financial intermediaries which maintain omnibus accounts with the Funds. Omnibus account arrangements permit financial intermediaries to aggregate their clients’ transactions and ownership positions. If Davis Funds or the Distributor discovers evidence of material excessive trading in an omnibus account they may seek the assistance of the financial intermediary to prevent further excessive trading in the omnibus account. Shareholders seeking to engage in excessive trading practices may employ a variety of strategies to avoid detection and there can be no assurance that Davis Funds will successfully prevent all instances of market timing.

If the Davis Funds, at its discretion, identifies any activity that may constitute frequent trading, it reserves the right to restrict further trading activity regardless of whether the activity exceeds the funds written guidelines. In applying this policy, the Davis Funds reserves the right to consider the trading of multiple accounts under common ownership, control or influence to be trading out of a single account.

Making Automatic Exchanges

You can elect to make automatic monthly exchanges if all accounts involved are registered under the same name and have a minimum initial value of at least the minimum for your share class. For Class A, B, and C shares this is typically $1,000. Class Y share minimums vary. Please see “How to Open an Account” for details. You must exchange at least $25 to participate in this program, known as the Automatic Exchange Program. To sign up for this program you may contact Investor Services.

Telephone Transactions

A benefit of investing through Davis Funds is that you can use the Funds’ automated telephone system to buy, sell or exchange shares. If you do not wish to have this option activated for your account, please contact investor services.

When you call Davis Funds you can perform a transaction in one of two ways:

•	Speak directly with an Investor Services Professional during business hours (9 a.m. to 6 p.m. Eastern time).

•	You can use Davis Funds’ automated telephone system, 24 hours a day, seven days a week. Class Y share accounts do not have access to the automated telephone system.

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When you buy, sell or exchange shares by telephone instruction, you agree that the Davis Funds are not liable for following telephone instructions believed to be genuine (that is, directed by the account holder, registered representative or authorized trader, whose name is on file). Davis Advisors uses certain procedures to confirm that your instructions are genuine, including a request for personal identification and a tape recording of the conversation. If these procedures are not used, the Fund may be liable for any loss from unauthorized instructions.

Be aware that during unusual market conditions Davis Funds may not be able to accept all requests by telephone.

Internet Transactions

You can use the Funds’ website—www.davisfunds.com—to review your account balance and recent transactions. Your account may qualify for the privilege to purchase, sell or exchange shares online. You may also request confirmation statements and tax summary information to be mailed to the address on file. You may also elect to receive the Summary Prospectus and Annual and Semi-Annual reports electronically in lieu of paper form by enrolling in eConsent on the Funds’ website. Please review the Funds’ website for more complete information. Class Y share accounts cannot be accessed through the Funds’ website.

To access your accounts, you will need the name of the fund(s) in which you are invested, your account number and your Social Security Number.

You must also establish a unique and confidential User ID and Password. These will be required each time you access your Davis account online.

When you buy, sell or exchange shares over the Internet, you agree that the Davis Funds are not liable for following instructions believed to be genuine (that is, directed by the account holder or registered representative on file). Davis Advisors uses certain procedures to confirm that your instructions are genuine. If these procedures are not used, the Funds may be liable for any loss from unauthorized instructions.

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FINANCIAL

HIGHLIGHTS

These tables are designed to show you the financial performance of Davis Global Fund and Davis International Fund for the past five years, assuming that all dividends and capital gains have been reinvested. Some of the information reflects financial results for a single fund share. The total returns represent the rate at which an investor would have earned (or lost) money on an investment in the fund.

This information has been derived from the Funds’ financial statements, which were audited by KPMG LLP, whose report, along with the Funds’ financial statements, are included in the Annual Report, which is available upon request.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 52

Davis GLOBAL Fund

Davis INTERNATIONAL Fund

The following financial information represents selected data for each share of capital stock outstanding throughout each period:

		Income (Loss) from Investment Operations
	Net Asset Value, Beginning of Period	Net Investment Income (Loss)		Net Realized and Unrealized Gains (Losses)	Total from Investment Operations
Davis Global Fund Class A:
Year ended October 31, 2012	$12.25	$0.06	[d]	$0.63	$0.69
Year ended October 31, 2011	$13.32	$0.09	[d]	$(0.93)	$(0.84)
Year ended October 31, 2010	$11.28	$0.09	[d]	$2.04	$2.13
Year ended October 31, 2009	$8.51	$0.07	[d]	$2.75	$2.82
Year ended October 31, 2008	$18.70	$0.15	[d]	$(10.16)	$(10.01)
Davis Global Fund Class B:
Year ended October 31, 2012	$11.96	$(0.09)[d]		$0.60	$0.51
Year ended October 31, 2011	$13.01	$(0.06)[d]		$(0.91)	$(0.97)
Year ended October 31, 2010	$11.07	$(0.06)[d]		$2.00	$1.94
Year ended October 31, 2009	$8.39	$(0.02)[d]		$2.70	$2.68
Year ended October 31, 2008	$18.52	$(0.01)[d]		$(10.02)	$(10.03)
Davis Global Fund Class C:
Year ended October 31, 2012	$11.99	$(0.06)[d]		$0.61	$0.55
Year ended October 31, 2011	$13.03	$(0.02)[d]		$(0.91)	$(0.93)
Year ended October 31, 2010	$11.07	$(0.03)[d]		$1.99	$1.96
Year ended October 31, 2009	$8.39	$(0.02)[d]		$2.70	$2.68
Year ended October 31, 2008	$18.52	$0.01	[d]	$(10.04)	$(10.03)
Davis Global Fund Class Y:
Year ended October 31, 2012	$12.24	$0.09	[d]	$0.63	$0.72
Year ended October 31, 2011	$13.30	$0.14	[d]	$(0.94)	$(0.80)
Year ended October 31, 2010	$11.27	$0.12	[d]	$2.03	$2.15
Year ended October 31, 2009	$8.51	$0.08	[d]	$2.76	$2.84
Year ended October 31, 2008	$18.71	$0.20	[d]	$(10.17)	$(9.97)
Davis International Fund Class A:
Year ended October 31, 2012	$8.02	$0.05	[d]	$0.37	$0.42
Year ended October 31, 2011	$9.17	$(0.04)[d]		$(1.07)	$(1.11)
Year ended October 31, 2010	$7.89	$0.03	[d]	$1.33	$1.36
Year ended October 31, 2009	$6.15	$0.07		$1.79	$1.86
Year ended October 31, 2008	$13.48	$0.15		$(7.37)	$(7.22)
Davis International Fund Class B:
Year ended October 31, 2012	$7.74	$(0.04)[d]		$0.37	$0.33
Year ended October 31, 2011	$9.08	$(0.05)[d]		$(1.29)	$(1.34)
Year ended October 31, 2010	$7.82	$(0.02)[d]		$1.29	$1.27
Year ended October 31, 2009	$6.06	$—	[e]	$1.78	$1.78
Year ended October 31, 2008	$13.36	$0.04		$(7.29)	$(7.25)

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 53

Financial Highlights

Dividends and Distributions							Ratios to Average Net Assets
Dividends from Net Investment Income	Distributions from Realized Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Total Return[a]	Net Assets, End of Period (in thousands)	Gross Expense Ratio	Net Expense Ratio[b]	Net Investment Income (Loss) Ratio	Portfolio Turnover[c]

$(0.04)	$—	$—	$(0.04)	$12.90	5.63%	$30,826	1.05%	1.05%	0.46%	43%
$(0.23)	$—	$—	$(0.23)	$12.25	(6.48)%	$30,638	1.03%	1.03%	0.72%	28%
$(0.09)	$—	$—	$(0.09)	$13.32	18.96%	$49,697	1.06%	1.06%	0.76%	28%
$(0.05)	$—	$—	$(0.05)	$11.28	33.32%	$41,456	1.31%	1.30%	0.73%	32%
$(0.08)	$(0.10)	$—	$(0.18)	$8.51	(54.01)%	$32,172	1.26%	1.26%	1.07%	19%

$—	$—	$—	$—	$12.47	4.26%	$1,509	2.41%	2.30%	(0.79)%	43%
$(0.08)	$—	$—	$(0.08)	$11.96	(7.56)%	$1,996	2.23%	2.23%	(0.48)%	28%
$—	$—	$—	$—	$13.01	17.52%	$3,226	2.27%	2.27%	(0.45)%	28%
$—	$—	$—	$—	$11.07	31.94%	$3,034	2.57%	2.30%	(0.27)%	32%
$—	$(0.10)	$—	$(0.10)	$8.39	(54.43)%	$2,721	2.30%	2.30%	(0.05)%	19%

$—	$—	$—	$—	$12.54	4.59%	$7,718	1.99%	1.99%	(0.48)%	43%
$(0.11)	$—	$—	$(0.11)	$11.99	(7.26)%	$9,431	1.96%	1.96%	(0.21)%	28%
$—	$—	$—	$—	$13.03	17.70%	$12,022	2.05%	2.05%	(0.23)%	28%
$—	$—	$—	$—	$11.07	31.94%	$9,570	2.33%	2.30%	(0.27)%	32%
$—	$(0.10)	$—	$(0.10)	$8.39	(54.43)%	$10,548	2.19%	2.19%	0.05%	19%

$(0.07)	$—	$—	$(0.07)	$12.89	5.96%	$85,802	0.75%	0.75%	0.76%	43%
$(0.26)	$—	$—	$(0.26)	$12.24	(6.24)%	$88,784	0.76%	0.76%	0.99%	28%
$(0.12)	$—	$—	$(0.12)	$13.30	19.13%	$23,548	0.83%	0.83%	0.99%	28%
$(0.08)	$—	$—	$(0.08)	$11.27	33.70%	$14,012	1.04%	1.04%	0.99%	32%
$(0.13)	$(0.10)	$—	$(0.23)	$8.51	(53.91)%	$8,364	1.04%	1.04%	1.29%	19%

$(0.14)	$—	$—	$(0.14)	$8.30	5.39%	$3,387	1.37%	1.30%	0.55%	8%
$(0.04)	$—	$—	$(0.04)	$8.02	(12.19)%	$3,012	0.94%	0.94%	(0.44)%	14%
$(0.08)	$—	$—	$(0.08)	$9.17	17.32%	$50,776	1.81%	1.30%	0.41%	20%
$(0.12)	$—	$—	$(0.12)	$7.89	30.80%	$13,121	1.38%	1.30%	1.04%	25%
$(0.06)	$(0.05)	$—	$(0.11)	$6.15	(53.97)%	$10,045	1.25%	1.25%	1.42%	13%

$—	$—	$—	$—	$8.07	4.26%	$110	4.40%	2.30%	(0.45)%	8%
$—	$—	$—	$—	$7.74	(14.76)%	$136	5.31%	2.30%	(0.60)%	14%
$(0.01)	$—	$—	$(0.01)	$9.08	16.25%	$78	8.05%	2.30%	(0.59)%	20%
$(0.02)	$—	$—	$(0.02)	$7.82	29.54%	$2	9.98%	2.30%	0.04%	25%
$—	$(0.05)	$—	$(0.05)	$6.06	(54.46)%	$2	7.27%	2.30%	0.37%	13%

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 54

Davis GLOBAL Fund

Davis INTERNATIONAL Fund

The following financial information represents selected data for each share of capital stock outstanding throughout each period:

		Income (Loss) from Investment Operations
	Net Asset Value, Beginning of Period	Net Investment Income (Loss)		Net Realized and Unrealized Gains (Losses)	Total from Investment Operations
Davis International Fund Class C:
Year ended October 31, 2012	$7.73	$(0.04)[d]		$0.37	$0.33
Year ended October 31, 2011	$9.08	$(0.05)[d]		$(1.30)	$(1.35)
Year ended October 31, 2010	$7.82	$—	[d,e]	$1.27	$1.27
Year ended October 31, 2009	$6.07	$—	[e]	$1.77	$1.77
Year ended October 31, 2008	$13.37	$0.04		$(7.29)	$(7.25)
Davis International Fund Class Y:
Year ended October 31, 2012	$7.89	$0.08	[d]	$0.37	$0.45
Year ended October 31, 2011	$9.19	$0.14	[d]	$(1.38)	$(1.24)
Period from December 31, 2009[f] to October 31, 2010	$8.40	$0.08	[d]	$0.71	$0.79

[a]

Assumes hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one year.

[b]	The ratios in this column reflect the impact, if any, of the reduction of expenses paid indirectly and of certain reimbursements from the Adviser.

[c]

The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 55

Financial Highlights—(Continued)

Dividends and Distributions							Ratios to Average Net Assets
Dividends from Net Investment Income	Distributions from Realized Gains	Return of Capital	Total Distributions	Net Asset Value, End of Period	Total Return[a]	Net Assets, End of Period (in thousands)	Gross Expense Ratio	Net Expense Ratio[b]	Net Investment Income (Loss) Ratio	Portfolio Turnover[c]

$—	$—	$—	$—	$8.06	4.27%	$233	3.88%	2.30%	(0.45)%	8%
$—	$—	$—	$—	$7.73	(14.87)%	$221	3.13%	2.30%	(0.58)%	14%
$(0.01)	$—	$—	$(0.01)	$9.08	16.25%	$52	9.91%	2.30%	(0.59)%	20%
$(0.02)	$—	$—	$(0.02)	$7.82	29.32%	$2	10.17%	2.30%	0.04%	25%
$—	$(0.05)	$—	$(0.05)	$6.07	(54.42)%	$2	7.31%	2.30%	0.37%	13%

$(0.12)	$—	$—	$(0.12)	$8.22	5.80%	$46,794	0.90%	0.90%	0.95%	8%
$(0.06)	$—	$—	$(0.06)	$7.89	(13.61)%	$44,140	0.89%	0.89%	1.52%	14%
$—	$—	$—	$—	$9.19	9.40%	$409	2.92%[g]	1.05%[g]	1.14%[g]	20%

[d]	Per share calculations were based on average shares outstanding for the period.

[e]	Less than $0.005 per share.

[f]	Inception date of class.

[g]	Annualized.

PROSPECTUS • DAVIS NEW YORK VENTURE FUND, INC. • 56

Over 40 Years of Reliable InvestingTM

OBTAINING ADDITIONAL INFORMATION

Additional information about the Funds’ investments is available in the Funds’ Annual and Semi-Annual Reports to shareholders. In the Funds’ Annual Report, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds’ performance during their last fiscal year. The Statement of Additional Information provides more detailed information about Davis Funds and their management and operations. The Statement of Additional Information and the Funds’ Annual and Semi-Annual Reports are available, without charge, upon request.

The Davis Funds’ Statement of Additional Information and Annual Report have been filed with the Securities and Exchange Commission, are incorporated into this prospectus by reference, and are legally a part of this prospectus.

HOW TO GET MORE INFORMATION

(Including Annual Report, Semi-Annual Report and Statement of Additional Information)

•	By Telephone. Call Davis Funds toll-free at 1-800-279-0279, Monday through Friday, from 9 a.m. to 6 p.m. Eastern time. You may also call this number for account inquiries.

•	By Mail. Write to Davis Funds c/o State Street Bank and Trust Company, P.O. Box 8406, Boston, MA 02266-8406.

•	On the Internet. www.davisfunds.com.

•

From the SEC. Additional copies of the registration statement can be obtained, for a duplicating fee, by visiting the Public reference Room or writing the Public Reference Section of the SEC, Washington, DC 20549-1520, or by sending an electronic request to publicinfo@sec.gov. Reports and other information about the Funds are also available on the EDGAR database on the SEC website (www.sec.gov). For more information on the operations of the Public Reference Room, call 1-202-551-8090.

Investment Company Act File No. 811-1701